Exhibit 1
Interim Report Q3 2016

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2016	2015	2016	2015
TOTAL (MILLIONS)
Revenues	$6,285	$5,056	$17,476	$14,375
Net income	2,021	845	3,241	3,482
Funds from operations	883	501	2,223	1,578

PER SHARE
Net income	$1.03	$0.26	$1.41	$1.60
Funds from operations	0.87	0.48	2.17	1.52
Dividends[1]
– cash	0.13	0.12	0.39	0.35
– special	—	—	0.45	—

1. See Corporate Dividends on page 22

AS AT			Sep. 30, 2016	Dec. 31, 2015
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management			$238,015	$227,803
Consolidated results
Balance sheet assets			159,837	139,514
Equity			67,119	57,227
Common equity			22,432	21,568
Diluted number of common shares outstanding			1,004.6	1,003.3
Market trading price per share – NYSE			$35.18	$31.53

Note: See “Use of Non-IFRS Measures” on page 7

LETTER TO SHAREHOLDERS
Overview
Results in the quarter were strong. Fee related earnings grew by 37% and most of our businesses benefitted from improved operating performance and growth in their operations. We reported FFO of $883 million and net income of $2 billion during the quarter.
We have committed $20 billion of capital over the last twelve months, including $10 billion in the last quarter. We currently have $19 billion of client commitments available to invest over the next three years which, combined with our $7 billion of core liquidity, provides us substantial capital to execute transactions.
Assets under management were approximately $250 billion at quarter end. Fee bearing capital grew to $111 billion by quarter end, representing a 23% increase over the last twelve months. Our flagship property fund is well on its way to being fully invested, and we expect to begin raising our next fund early in 2017.
Investor Meetings 2016
We recently held our 12th Annual Investor Meeting in New York. Thank you to those who attended in person or by webcast. We hope the information provided was informative and valuable in your analysis of the firm. We try to make this event as beneficial to you as possible. If you have any feedback, please let us know. For those of you who were not able to attend, the presentation material and transcripts are available on our website, and we encourage you to have a look at them. We also held our client event for investors in our private funds this quarter and had record attendance for all of our sessions.
Over the years, our business has grown but our strategy has remained consistent. We are building a premier global manager of real assets. Several years ago, we laid out our five-year objectives for the business and with the foundation now built, we believe we are well on our way to achieving our goals.
Three things are critical to our organization. The first is investment performance: we have to perform for all of our investors. Second is our product offering: we continually evolve our products to match the needs of our investors. And finally, service: serving our investors extremely well will always be our priority. We are focused on these three items every day.
We have been building our franchise for more than 115 years, although it seems like we are just getting started. Our operations enable us to execute on many transactions in multiple locations with scale that sets us apart. At the foundation of this is our deep and extensive knowledge of our operating businesses, our global presence and our ability to access large scale capital through multiple sources. All these continue to position us well as the partner of choice for real asset strategies.
Global Expansion of Money and the Environment for Real Assets
The U.S. Federal Reserve is attempting to increase short rates to, among other things, ensure that they have room to cut them should the U.S. economy need extra stimulus in the future. If they accomplish this, that will be positive for the global economy. It is, however, very important to note that real asset values are affected by long rates, not short rates. While real assets are tangentially affected by short rates, they are virtually always compared to what can be earned on a long bond. So while we believe that both short rates and long rates will rise (under this new U.S. Administration, maybe even a little more, and faster, than was previously expected), we believe that long rates will stay relatively muted during this cycle due to a number of factors. As a result, we are not concerned about real asset values during this cycle.
As everyone knows, the backdrop to all of this is that the world is currently in the midst of an unprecedented monetary policy experiment being carried out by the major central banks. After reducing rates to (and even through) zero, the central banks of the U.S., Japan, Europe and UK have been printing money in an attempt to revive economic activity. As a result of these programs, also known as quantitative easing (or QE), the combined balance sheets of these four central banks have increased from approximately $4 trillion in 2008, to over $12 trillion recently. For context, an $8 trillion increase is about half of the U.S. treasury market. This has caused yield curves to flatten globally; it has also created unprecedented opportunities for real asset investors to earn large spreads over treasuries.
QE sounds complicated, but the mechanics are actually pretty simple. The central banks, based on their ability to issue money, create equity on their balance sheet (“a reserve”). They use this reserve to buy assets (treasuries, bonds, mortgage-backed securities) off the balance sheets of banks. In exchange for these assets, the central bank credits the reserve accounts of the banks that sit with the central bank. This is intended to increase the liquidity available to the banks to lend into the economy, thereby generating activity to support the labour market, wages and consumption. The purchase of these securities, as well as the higher stock of liquidity in the system, drives down long-term yields, which in theory creates a more attractive borrowing and investing environment as valuations become more attractive and financing costs are reduced.
As a result of changes in financial sector regulation, the commodity price shock and lower global demand, the productive use of these reserves has been limited and the impact they were designed to have on growth has not occurred. The world also continues to de-lever from an excess of credit that built up over the last few decades and, as a result, disinflationary pressures persist and global economic activity remains below trend.

2 BROOKFIELD ASSET MANAGEMENT

It is unclear how and when these asset purchase programs will end. Recently, markets have begun to debate the limits of QE and there is now a growing focus on the need for fiscal policies to generate growth. However, it is unlikely these QE programs will end soon. Japan has adopted more unconventional monetary policy tools to control yields, in addition to their QE program and negative interest rates. QE is also likely to remain a primary policy tool in Europe and the UK. While the U.S. Fed is attempting to normalize policy by increasing short rates, it looks like they will do so gradually. Thus, as the world continues to de-lever, expansionary monetary policies are likely to be a feature of the global economy for a while, and as a result long end bond yields will remain low.
Despite the uncertainty these programs have caused for markets, what remains clear is that this dynamic is creating an unprecedented environment for investments in real assets. With long bond yields being low around the world, real assets continue to offer investors the most attractive, risk-adjusted yields, particularly for those seeking safe, long-duration exposures. As such, we believe we will continue to see substantial capital flow into real assets, and our business remains well positioned to support our investors in achieving these returns. We are close to being in a “Goldilocks” world for real asset investing: the environment is not too hot or too cold, but just right.
In summary, there is significant capital to be invested in real assets, comparable returns are anemic and business conditions are good, therefore offering revenue growth-and with low inflation, enabling margin expansion. It appears that the odds are currently stacked heavily in favour of lower-than-usual interest rates for the medium term, if not longer. With close to $50 trillion of savings in the world that need to earn a return, these savings are increasingly targetted at the returns and dependability that come from investment in real assets.
The Utility of Cash
In a world where cash and most liquid assets that are easily convertible to cash earn a zero return, the utility of cash would seem to be zero. But we would argue that cash is becoming increasingly valuable, given that we are nearly eight years into a bull market, and the fixed income markets are near highs.
This is because cash becomes extremely valuable in one circumstance in particular: when financial accidents happen. It certainly feels like we are closer to the place where cash will be more valuable than we have been for eight years. Because of all this, we have continued to liquify our balance sheets, sell assets, pay down bank lines and start to accumulate cash.
As a result, at the margin, we will experience lower growth in our operating results in the short term than if we were putting this cash to work productively. But over the longer term, we believe the advantage of having liquid assets when the market turns will far outweigh any drag on short-term cash flows that may otherwise occur. It is during market downturns that very special assets can be acquired. That we are now one of the largest asset managers globally is largely the result of our patience and staying power. Having liquidity at the right times is a big part of this.
During periods of illiquidity in the past, we did two things: we protected our franchise, and we acquired many of our greatest initial stakes in assets. Most of these assets would never have otherwise been available at reasonable prices. Our Olympia & York New York office portfolio, our General Growth U.S. mall portfolio, our Canary Wharf London property portfolio, our Babcock & Brown Australian infrastructure portfolio, our Reliant Energy northeast U.S. power portfolio and more recently, investments in emerging markets, namely Brazil, India, Colombia, Peru and China, are all examples of this in action.
This does not mean that we have stopped investing. It merely means that around the edges we are becoming more conservative today than we have been over the past eight years. In 2009/2010, we had many attractive opportunities to invest the capital at hand because there were so many deep value opportunities generated by the financial crisis. Today we are being much more selective. And, while we have deployed $20 billion in the last 12 months, our cash resources have also been building over this period of time.
Bottom line: cash only matters when it matters. And when it matters, it really, really matters.
Brazilian Natural Gas Pipeline
We try to invest using our competitive advantages to earn attractive returns. These include our size, our global presence and our operating capabilities. As an example of these at work, in September we agreed to acquire 90% of Nova Transportadora do Sudeste S.A. (“NTS”), from Petrobras for total consideration of $5.2 billion.
NTS owns the backbone natural gas pipeline system that serves the core economic regions in the highly populated states of São Paulo, Rio de Janeiro and Minas Gerais in South Central Brazil. These are well positioned long-life assets that earn revenues that are 100% contracted under long-term ship-or-pay agreements indexed to inflation, and have no volume risk. This is a large-scale franchise that should position us to be a key participant in the country’s growing natural gas industry, with the potential to generate strong risk-adjusted investment returns for a very long time.
This transaction highlights the three most important advantages that we believe enable us to earn strong returns over the longer term, and they were all critical in enabling us to execute on this opportunity.
First, our size and scale provides access to multiple sources of capital, which allowed us to form a substantial consortium in a very short period of time. We were able to access capital from our publicly listed infrastructure entity, our newly raised $14 billion private infrastructure fund, and from a number of highly valued co-investment and joint venture partners.

Q3 2016 INTERIM REPORT 3

Second, our global presence provides us with a unique perspective in many markets around the world in which we operate. In this case, having been investors in Brazil for over 100 years provided us with a perspective built up over many decades. This gave us an advantage to better assess and value this opportunity. Being a local-and global-business makes all the difference.
Third, our significant operating capabilities established us as a credible partner, capable of operating a large scale business on a standalone basis and adding value over the long term. Without this, the owner would never have sold this asset to us.
Premier Retail Real Estate
Within our property group we have been building one of the premier retail portfolios in the world. We continue to both add to and rework it, and contrary to common belief, performance continues to be strong operationally and financially. As an example, we recently wound up the last part of our original partnership that acquired GGP out of bankruptcy with an aggregate $10 billion profit for our consortium, making it one of our most successful property investments in recent times.
We continue to focus our retail business on best-in-class retail projects globally. We have been selling lower quality and non-core retail from our portfolios and focusing on our best. We own and manage one of the largest premier quality retail portfolios in the world, and continue to add to it selectively. The portfolio currently includes interests in 156 million square feet of retail space globally, ranging from the retail at our Brookfield Places in New York, Toronto and Perth, the retail on all of the Canary Wharf Estate in London, the world-class Ala Moana Mall in Hawaii, other luxury malls in the U.S., our New York Fifth Avenue street retail portfolio and the premier retail portfolios that we own in Rio de Janeiro, São Paulo, Shanghai and Berlin.
Our core retail portfolio finished the quarter with 95% occupancy, and we continue to see further growth in the business. The revamped retail and restaurant tenants at Brookfield Place New York have been operational for a year and have become extremely popular with the increasingly diverse clientele in Lower Manhattan. Saks recently opened their second store in New York at our centre and all of this should enhance traffic for our retailers.
We continue to expand our retail holdings selectively, with the belief that by focusing on best-in-class retail, we will be able to integrate our retail centres with online retail. Our centres are becoming destination fashion entertainment complexes, and our tenants are continuing to develop innovative ways to use the internet to augment their business offerings. As this happens, we believe that our centres will continue to thrive.
Performance Across Our Business
Asset Management
Our asset management operations generated $173 million of fee related earnings in the quarter, a 37% increase from the same period in the prior year. Fee bearing capital increased by 23% compared to the prior year to $111 billion. Combined, the annualized run-rate of base fees and target carry of $2 billion. Along with the larger scale of our operations, our profitability as a manager continues to increase due to our relatively fixed cost base.

AS AT AND FOR THE TWELVE MONTHS ENDED SEP. 30 (MILLIONS)	Q3’12	Q3’13	Q3’14	Q3’15	Q3’16	CAGR
Total assets under management	$168,503	$183,954	$192,863	$220,383	$238,015	9%
Fee bearing capital	54,749	77,179	81,738	90,018	110,747	19%
Annual run rate of fees plus target carry	700	1,007	1,143	1,399	1,992	30%
Fee related earnings (LTM)	129	288	346	464	707	53%
Our reported earnings benefit from the compounding of steady base fees. The growth of these fee streams should continue for some time, as the capital is predominately permanent or long-term in nature, and we have been adding assets and larger funds at a substantial growth rate.
In addition to base fees, we earn carried interest, which will be an equally valuable fee stream to the business as we realize investments in our funds. In our private fund business, investors pay us a portion of the returns out of the funds for our efforts on their behalf. The assets we buy in these funds are office buildings, malls, toll roads, renewable power facilities and pipelines. We finance these assets conservatively and hold them for long durations, generally earning ±15% returns on a leveraged basis. If we achieve this, we are compensated ~20% of the total return through carried interest, and as a result of the type of assets we own, our carried interests are much more recurring than some might otherwise think.
We account for carried interest in a very conservative manner. It is only recognized in FFO and net income for Brookfield’s shareholders at realization, which generally occurs in the last few years of a ten year fund. This method of recognition differs from many other investment managers. As a result, the growth in carried interest is largely excluded from our earnings. However, as our fund profile matures and we wind up funds on a recurring basis, carried interest will quite possibly be our largest, recurring stream of cash flow.

4 BROOKFIELD ASSET MANAGEMENT

If we were to liquidate all of the assets in our funds today, we would earn $1 billion of carried interest. However, as we invest our fund capital, and the cash flows and asset values of our businesses increase, we should generate over $800 million annually of carried interest from only the current capital we have; and this should accumulate to over $8 billion over the next decade.
Brookfield Property Group
Our property group generated FFO of $624 million, of which our share was $545 million. This included disposition gains of $367 million. Our property business continues to realize quarter-over-quarter earnings growth attributable to incremental capital invested in our opportunistic real estate strategies and operational improvements.
Real estate fundamentals and overall activity in our major markets continue to be positive. Rents in our largest office market, Lower Manhattan, are approaching the highest ever. Vacancy in Toronto is at a three-year low. Energy-dependent markets remain sluggish but our assets are largely insulated with above-market occupancy and significant terms remaining on leases in place. Capital markets activity also remains healthy and we continue to recycle capital out of stabilized assets into higher yielding opportunities. During the third quarter we sold a fully leased class A office asset in Sydney, along with two additional assets in Australia, for total net proceeds of nearly $300 million. We sold three U.S. malls and have begun harvesting capital in our multifamily residential and industrial portfolios. This included sales of 11 suburban multifamily assets in the U.S. and 30 industrial facilities, for gross proceeds of approximately $1.3 billion.
We recently entered into a binding contract to sell Moor Place, a fully leased 227,000-square-foot office building in the City of London after receiving bids consistent with our pre-Brexit expectations. The sale, which occurred two years after we acquired the property, generated a profit of approximately £60 million and is a good example of our ability to acquire at a discount and execute a leasing strategy to enhance value.
We are under contract to acquire a premier 4.2-million-square-foot office portfolio in Mumbai-the largest consolidated office portfolio of its kind in India’s financial capital. This, combined with our current assets, makes us one of the largest foreign-owned office property landlords in India today. We are also in advanced negotiations to acquire a premier, mixed-use commercial campus in Seoul, South Korea, further expanding our global footprint. This premier 5.4-million-square-foot complex comprises three premium-grade office towers, a high-end retail mall and a five-star hotel.
Brookfield Infrastructure Group
Our infrastructure group generated FFO of $261 million in the quarter, of which our share was $89 million. Our results have benefitted from solid organic growth across the business and contribution from new investments acquired over the past year. Our increased interest in our U.S. pipeline operations was partially offset by the impact of foreign exchange. Our infrastructure business is entering a period of significant growth from three main sources: organic growth projects that are underway; recently completed transactions that will soon contribute; and, substantial investments being made in the gas and electricity transmission utility sectors in Brazil.
We continue to grow our businesses through organic growth in each of our business lines, with $2 billion of approved projects currently underway. We expect to complete $1.5 billion of our current backlog within the next 12 to 18 months. For future growth, we have high visibility on approximately $2 billion of additional projects that may be added to our backlog in the next 12-24 months.
During the third quarter, we invested $2.2 billion of equity in three transactions, including an Australian ports business, a North American gas storage business and a Peruvian toll road business. These transactions have meaningfully expanded our transport and energy businesses, and will contribute to a full quarter of operating results beginning in the fourth quarter of this year.
We expect to deploy a significant amount of capital in the build-out of our utility business in Brazil. Over $5 billion will be invested in the recently announced large-scale gas transmission business and approximately $1 billion will be invested over the next five years to construct 4,200 km of new electricity transmission lines, including lines awarded within the last two weeks. These assets are attractive, long-life, regulated assets that earn revenues under contractual or availability-based frameworks. We expect to close these transactions either at the end of the year or in early 2017.
Brookfield Renewable Group
Our renewable business generated FFO of $80 million, of which our share was $49 million. We continued to experience improved hydrology in Brazil and strong wind conditions at our European wind farms. In North America, new assets, improved inflows at Canadian facilities and higher capacity sales helped to partially offset lower water levels in the U.S. Our assets continue to deliver very high levels of availability and efficiency, and our reservoir levels look good going into the fourth quarter.
We completed the take-private of our 3,000 megawatt Colombian hydroelectric portfolio during the quarter. We also continue to integrate a 296 megawatt hydroelectric portfolio in Pennsylvania, the latest of our acquisitions in the northeastern United States. This portfolio combines high-quality hydro assets, strong cash-on-cash returns in today’s low price environment, and significant upside potential as pricing in the U.S. recovers.

Q3 2016 INTERIM REPORT 5

In Ireland, we commissioned a 14 megawatt wind farm, and continue to advance two other wind projects totalling 43 megawatts. We acquired a 19 megawatt build-ready project close to one of our existing wind farms and expect to commence construction next year, for completion in early 2018. In Brazil, we continue to advance the construction of 70 megawatts of hydro facilities whose output is fully contracted for 30 years at attractive prices. The first of these is expected to come online in the first quarter of 2017. Several other hydro projects in South America are moving forward through the approvals processes, providing the basis for further organic growth in the coming years.
Low wholesale energy prices in the northeastern U.S. continue to deter large scale investment in the power sector. We remain very well positioned to continue to acquire assets for good value while preserving cash flow upside for eventual increases in power prices. We are also making progress with our energy marketing strategy, pursuing contracting opportunities with various state-level procurements, load-serving entities and corporate buyers.
Brookfield Private Equity Group
Our private equity operations generated FFO of $117 million in the quarter, of which our share was $107 million. Our housing-related investments continued to benefit from a strong North American housing market and higher OSB pricing. Within our residential development operations, our U.S. business was positively impacted by increased consumer confidence, job growth and limited supply, while unfavourable market conditions persisted in Alberta as a result of depressed energy prices. In Brazil, we continue to right-size our operations and position them for a recovery in the markets.
Our business services operations showed strong performance as our facilities management business benefitted from continued global expansion, both organic and through acquisition activity. Our construction services backlog is strong and we expect this backlog to grow over the balance of the year given advanced negotiations on several new projects. Geographic and sector diversification across our workbook is one of our primary goals and our focus remains on our key clients.
Notwithstanding the impact of the current low commodity pricing environment on our energy operations, we have seen gradual pricing improvement through the quarter and were able to favorably monetize a portion of securities acquired in several energy and industrial operations that had been acquired earlier this year. Our energy business in Western Australia remains largely insulated from commodity price volatility due to its large hedge position for oil and customer contracts for gas.
We recently entered into a definitive agreement to acquire a 70% controlling stake in Odebrecht Ambiental, Brazil’s largest private water distribution, collection and treatment company (it delivers clean water and removes sewage from homes and business customers) for approximately $900 million. This represents an exciting opportunity to invest in a water services platform in an emerging market with leading scale and strong growth potential. We continue to focus on targeting high quality businesses for acquisition, and Brookfield Business Partners provides us with enhanced flexibility to invest in multiple industries in a variety of forms, further strengthening our private equity operations.
Closing
We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high-quality, simple to understand assets that earn a solid cash return on equity, while emphasizing downside protection for the capital employed.
The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.
Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer

November 11, 2016

6 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the interim period ended September 30, 2016. This MD&A should be read in conjunction with our 2015 Annual Report. Unless the context indicates otherwise, references in this report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s consolidated financial statements are in U.S. dollars, and are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.
We are incorporated in Ontario, Canada and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.
Organization of the MD&A

PART 1 – Overview and Outlook		PART 3 – Operating Segment Results		PART 4 – Capitalization and Liquidity
Our Business	8	Basis of Presentation	23	Capitalization	37
Economic and Market Review	9	Summary of Results by Operating Segment	24	Liquidity	41
PART 2 – Financial Performance		Asset Management	25	Review of Consolidated Statements
Review		Property	28	of Cash Flows	43
Selected Financial Information	10	Renewable Power	30	PART 5 – Additional Information
Financial Performance	11	Infrastructure	32	Accounting Policies and Internal
Financial Profile	17	Private Equity	33	Controls	44
Summary of Quarterly Results	21	Residential Development	35	Management Representations
Corporate Dividends	22	Corporate Activities	36	and Internal Controls	45
We provide additional information on our basis of presentation of financial information contained in the MD&A and key financial and operating measures on pages 36 to 38 of our December 31, 2015 Annual Report.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 45.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

Q3 2016 INTERIM REPORT 7

PART 1 – OVERVIEW AND OUTLOOK
OUR BUSINESS
Brookfield is a global alternative asset manager with approximately $250 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity. We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets.
We earn asset management income including base management fees, carried interests and other forms of performance income for doing so. As at September 30, 2016, our listed partnerships, managed funds and public securities portfolios represented $111 billion of invested and committed fee bearing capital. This capital includes public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and also portfolios of managed listed securities through a series of segregated accounts and mutual funds.
We align our interests with clients by investing alongside them and have approximately $30 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.
Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high-quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.
Organization Structure
Our operations are organized into five operating business groups. Our property, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our public securities business, which manages portfolios of listed securities on behalf of clients.
Our balance sheet capital is invested primarily in our four flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Partners L.P. (“BEP” or “Brookfield Renewable Partners”); Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”); and Brookfield Business Partners L.P, (“BBU” or “Brookfield Business Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our property, renewable power and infrastructure segments. During the second quarter of 2016, we completed the formation of Brookfield Business Partners by way of a special dividend to shareholders, which is the primary vehicle through which we own and operate the majority of the industrial and services businesses of our private equity business group. We distributed a 21% interest in BBU to shareholders on June 20, 2016 with Brookfield retaining a 79% interest of this business. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

8 BROOKFIELD ASSET MANAGEMENT

ECONOMIC AND MARKET REVIEW
(As at October 31, 2016)
Central banks in developed markets have maintained or expanded their accommodative policies, as inflation continues to come in below targets. The UK and Australia cut interest rates, Japan unveiled a new policy targeting bond yield levels, and the U.S. Federal Reserve has postponed its next rate hike. The U.S. dollar will likely gain strength as most central banks favour further easing, while the U.S. looks to tighten policy. Political development such as the U.S. elections and Brexit will continue to present uncertainty. The economic outlook for the primary geographies in which we operate is as follows:
United States: real Gross Domestic Product (GDP) grew by 2.9% in the third quarter, driven by consumer spending and a rebound in exports. Job growth remained robust with an average of 192,000 jobs added per month from July to September, keeping the unemployment rate at 5% and supporting real wage growth of 2%. Labour market tightness will help push inflation back towards the Fed’s 2% target from its current level of 1.25% and will support the resumption of interest rate hikes. The U.S. should continue to grow by 2 to 3% in the near-term.
United Kingdom: real GDP grew by 2.3% in the third quarter, exceeding market consensus. However, it remains likely that the UK will slow over the next 12 months as uncertainty regarding the UK’s future arrangements with the EU weighs on investor and consumer confidence. Comments from Prime Minister Theresa May suggesting the UK will prioritize immigration control over comprehensive single-market access caused the GBP to decrease in value by 6% relative to the USD, bringing the total depreciation to 18% since the Brexit vote.
Brazil: the economy is on a path to recovery, as real GDP contracted an estimated 2.7% in the third quarter (versus 3.8% in the second quarter). Dilma Rousseff was officially impeached in August, and Michel Temer was sworn in as President, promising to enact significant structural reforms. Falling inflation supported a 25 basis points SELIC cut to 14.0%, the first in four years. An easing cycle will provide much needed relief to consumers, businesses, and government finances. Brazil is expected to return to positive growth in 2017.
Australia: the economy is estimated to have grown by 2.8% in the third quarter, as steady consumption and rising exports continue to outweigh the decline in resource investment. The central bank cut interest rates at the August meeting by 25 basis points to 1.50%, its second cut in 2016, in order to support the economy while the mining boom unwinds.
Canada: real GDP rebounded by an estimated 3.2% in the third quarter; the negative impact from the Alberta wildfires last quarter was reversed. A weaker Canadian dollar is facilitating an economic transition away from the resource sector, and job growth in the services and trade-related sectors remains strong. However, high household debt levels and a potential slowdown in the housing sector could weigh on consumption over the next few years.
Europe: real GDP in the Eurozone grew by 1.6% in the third quarter, driven by household spending. France and Germany held steady at 1.2% and 1.8%, while Portugal and Italy continued below 1%. Spain outperformed by growing 3.2% and, along with Ireland and Portugal, is seeing major improvements in employment and consumer credit growth. A key upcoming political event is the Italian referendum on constitutional reform (December 4th), where a “No” vote could result in Italy’s Prime Minister stepping down.
China: steady real GDP growth was reported in the third quarter at 6.7%, the same pace as the second quarter. Credit stimulus in the first half of 2016 ignited an industrial rebound, but headwinds from weakening private investment, construction activity and external demand underline the challenges of reducing dependence on the “old economy” while maintaining fast growth.

Q3 2016 INTERIM REPORT 9

PART 2 – FINANCIAL PERFORMANCE REVIEW
SELECTED FINANCIAL INFORMATION
Condensed Statement Of Operations

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2016	2015	Change	2016	2015	Change
Revenues	$6,285	$5,056	$1,229	$17,476	$14,375	$3,101
Direct costs	(4,590)	(3,740)	(850)	(12,568)	(10,341)	(2,227)
Gross margin[1]	1,695	1,316	379	4,908	4,034	874
Other income and gains	325	133	192	391	145	246
Equity accounted income	454	304	150	1,041	1,174	(133)
Expenses
Interest	(825)	(691)	(134)	(2,407)	(2,117)	(290)
Corporate costs	(20)	(25)	5	(68)	(83)	15
Fair value changes	(59)	389	(448)	358	1,572	(1,214)
Depreciation and amortization	(541)	(436)	(105)	(1,538)	(1,265)	(273)
Income taxes	992	(145)	1,137	556	22	534
Net income	2,021	845	1,176	3,241	3,482	(241)
Non-controlling interests	(985)	(556)	(429)	(1,763)	(1,819)	56
Net income attributable to shareholders	$1,036	$289	$747	$1,478	$1,663	$(185)
Net income per share	$1.03	$0.26	$0.77	$1.41	$1.60	$(0.19)

1. Gross margin is defined on page 11
Condensed Statement Of Other Comprehensive Income (Loss)

Foreign currency translation	$(151)	$(2,106)	$1,955	$1,741	$(3,627)	$5,368
Financial contracts and power sales agreements	11	(158)	169	(253)	(82)	(171)
Equity accounted investments and other	(114)	(291)	177	19	(248)	267
Taxes on above items	19	(17)	36	64	(47)	111
Other comprehensive (loss) income	(235)	(2,572)	2,337	1,571	(4,004)	5,575
Non-controlling interests	177	1,353	(1,176)	(1,027)	2,406	(3,433)
Other comprehensive (loss) income attributable to shareholders	$(58)	$(1,219)	$1,161	$544	$(1,598)	$2,142
Comprehensive income (loss) attributable to shareholders	$978	$(930)	$1,908	$2,022	$65	$1,957
Balance Sheet Information

AS AT (MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Change
Consolidated assets	$159,837	$139,514	$20,323
Borrowings and other non-current financial liabilities	73,392	65,420	7,972
Equity	67,119	57,227	9,892
Dividends declared for each class of issued securities for the first nine months of the three most recent years are presented on page 22.

10 BROOKFIELD ASSET MANAGEMENT

FINANCIAL PERFORMANCE
Overview
Net income for the three months ended September 30, 2016 was $2.0 billion, or $1.03 per share, representing an increase of $1.2 billion from the prior year quarter. The increase in net income is due to a $900 million deferred income tax recovery in our property business, as well as the positive variances from operational improvements, new investments and completed developments. These were partially offset by a $448 million reduction in fair value changes.
Net income for the nine months ended September 30, 2016 was $3.2 billion compared to $3.5 billion in the prior period. The $0.2 billion decrease in net income on a nine-month basis was primarily the result of a lower level of fair value changes recognized in the current period, offset in part by the positive variances noted in the preceding paragraph.
Statement of Operations
Foreign Currency Translation
The most significant currency exchange rates that impact our business are shown in the following table:

	Average Rate Three Months Ended			Average Rate Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2016	2015	Change	2016	2015	Change
Australian dollar	0.7583	0.7255	5%	0.7424	0.7631	(3)%
Brazilian real	3.2468	3.5125	8%	3.5461	3.1260	(13)%
British pound	1.3133	1.5490	(15)%	1.3931	1.5326	(9)%
Canadian dollar	0.7668	0.7645	—%	0.7576	0.7948	(5)%
For the three months ended September 30, 2016, most average currency exchange rates were higher than the same period in the prior year, other than the British pound; however were lower than the 2015 period on a year-to-date basis. Average currency exchange rates impacts the U.S dollar equivalent of revenues, expenses and equity accounted earnings from our non-U.S. operations on a comparative basis.
Revenues and Gross Margin
The following table presents consolidated revenues and gross margin, which we have disaggregated into our operating segments in order to facilitate a review of variances between 2016 and 2015. Gross margin is calculated as revenue less direct costs as presented in our Consolidated Statement of Operations. Acquisitions, dispositions, changes in the basis of presentation such as between consolidation or equity accounting following changes in control can impact revenues and direct costs concurrently as can foreign currency fluctuations; accordingly, analysis of revenues less direct costs (i.e. gross margin) on a segmented basis can facilitate analysis by presenting the net impact of these items.

	Revenues		Gross Margin		Change
FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015	Revenues	Gross Margin
Asset management	$283	$251	$177	$143	$32	$34
Property	1,658	1,403	873	689	255	184
Renewable power	627	342	353	200	285	153
Infrastructure	593	532	296	316	61	(20)
Private equity	2,583	2,273	255	185	310	70
Residential development	832	539	37	60	293	(23)
Corporate activities	33	—	21	(13)	33	34
Eliminations and adjustments[1]	(324)	(284)	(317)	(264)	(40)	(53)
Total consolidated	$6,285	$5,056	$1,695	$1,316	$1,229	$379

1.
Adjustment to eliminate asset management fee revenue and carried interest, interest income earned from entities that we consolidate and revenues earned on construction projects between consolidated entities. See Note 3 to our Consolidated Financial Statements

Q3 2016 INTERIM REPORT 11

	Revenues		Gross Margin		Change
FOR THE NINE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015	Revenues	Gross Margin
Asset management	$881	$714	$561	$407	$167	$154
Property	4,769	4,020	2,479	2,020	749	459
Renewable power	1,898	1,243	1,114	828	655	286
Infrastructure	1,690	1,606	920	929	84	(9)
Private equity	7,240	5,978	613	414	1,262	199
Residential development	1,808	1,540	46	132	268	(86)
Corporate activities	149	93	103	60	56	43
Eliminations and adjustments[1]	(959)	(819)	(928)	(756)	(140)	(172)
Total consolidated	$17,476	$14,375	$4,908	$4,034	$3,101	$874

1.
Adjustment to eliminate asset management fee revenue and carried interest, interest income earned from entities that we consolidate and revenues earned on construction projects between consolidated entities. See Note 3 to our Consolidated Financial Statements

Significant variances in revenues and gross margin on a segmented basis are as follows:
Asset Management
Three months ended September 30: Fee revenues increased by 24% due to a $70 million increase in base management fees and incentive distributions. Base management fees from private funds increased 51% to $119 million, reflecting additional fee bearing capital raised during the last twelve months, most of which relates to our private funds. Gross margin increased by 24% as direct costs expanded at a slower rate than fee revenues because we previously expanded our operating base to manage a larger level of capital. Revenues in the prior year quarter included $22 million of realized carried interest compared to $nil in the current period, as well as $9 million of advisory fees which are now earned in BBU in the current quarter following the spin-off of BBU, and therefore included under private equity.
Nine months ended September 30: Fee revenues increased by 23% to $881 million, primarily as a result of $216 million higher base management fees and incentive distributions. This was partially offset by $49 million of carried interest earned in the prior year as compared to $nil in the current year. We also earned $47 million of transaction and advisory fees in the current year, which included $21 million of fees on two large transactions in the first quarter of 2016. This resulted in an increase in gross margin to $561 million, a 38% increase, as revenue growth outpaced increases in costs.
Property
Three months ended September 30: Acquisitions contributed additional $191 million of revenues and $125 million of gross margin in the quarter. This included the contribution from assets acquired in our opportunistic segment over the last twelve months including an office portfolio in Brazil, a U.S. regional mall business, a U.S. self-storage portfolio and a UK resort operation. We also generated $88 million and $61 million of revenues and gross margin, respectively, on the sale of a merchant development property in our multifamily portfolio. Same-property growth resulted in a $13 million increase in gross margin as a result of growth in occupancy and rental rates in our office portfolio, in particular at Brookfield Place New York. These positive variances were partially offset by the loss of $40 million of revenue and $29 million of gross margin from properties sold within our core office portfolio and the depreciation of currencies at non-U.S. subsidiaries.
Nine months ended September 30: Revenues and gross margin increased by $749 million and $459 million, respectively, due to the factors noted above. Acquisitions made in 2015 and 2016 contributed to $663 million and $387 million increase in revenues and gross margin, respectively, while merchant development sales increased revenues and gross margin by $296 million and $117 million. The prior year's revenues include $137 million of development fees in our industrial business. The increases in the current year were offset by a $107 million decrease as a result of the sale of assets in our core office portfolio since the 2015 period and the impact of foreign exchange.
Renewable Power
Three months ended September 30: Acquisitions in Colombia, Brazil and Pennsylvania contributed $220 million of additional revenues during the quarter. Higher product pricing and ancillary revenue sales increased revenues and gross margin by $16 million, and we also recognized $20 million of revenue relating to settlements of historic power purchase agreements. The impact of reduced generation in our hydroelectric facilities was mostly offset by additional wind generation. Gross margin includes $274 million of direct operating costs, an increase of $132 million over the prior year, of which $126 million are attributable to costs associated with newly acquired facilities.
Nine months ended September 30: Revenues increased by $655 million compared to the same period in 2015, primarily due to the contribution from acquisitions and higher generation from existing assets which contributed $755 million and $398 million of revenues and gross margins, respectively. These increases were partially offset by weaker relative pricing and depreciation of non-U.S. currencies, which reduced revenue by $72 million and $38 million, respectively. Gross margin increased by $286 million, reflective of growth in the portfolio due to the acquisitions.

12 BROOKFIELD ASSET MANAGEMENT

Private Equity
Three months ended September 30: Construction services revenues increased by $97 million as a result of additional project work performed in the current year compared to the prior year whereas gross margin decreased by $8 million as a result of cost overruns. Our directly held panel board business' revenues and gross margin increased by $75 million and $80 million, benefitting from a 48% increase in North American OSB prices. Revenue in other industrial operations increased by $33 million due to several acquisitions completed in late 2015, including a graphite electrode business and a palladium mining operation. Our facilities management operations contributed an additional $34 million to revenues as we completed onboarding of projects won earlier in the year, as well as from our recent acquisition of a data centre facilities manager.
Nine months ended September 30: Revenues and gross margin increased by $1.3 billion and $199 million, respectively. The increase primarily reflects the factors described above, and includes increases in construction services revenues by $505 million, panel board revenues by $293 million and other industrial operations revenues by $409 million. The increase in gross margin is primarily attributable to our panel board business, contributing a total of $214 million. This increase was partially offset by negative margins in our construction services business due to cost overruns and in our energy business due to weak market conditions.
Residential Development
Three months ended September 30: Third quarter revenues increased by $293 million in the quarter. The increase is primarily generated from our Brazilian operations, contributing an additional $275 million to revenue this quarter compared to September 30, 2015; however, gross margin decreased as a result of weaker economic conditions that have reduced margins on projects delivered. Our operations in North America follow a similar trend, whereby revenues have increased by $27 million while gross margin have decreased by $21 million, primarily due to the effect of an economic slowdown in our western Canadian markets resulting from the continuation of depressed energy prices.
Nine months ended September 30: Revenues increased by $268 million while our gross margin decreased by $86 million. The fluctuations primarily reflect the factors described above. Our Brazilian operations have contributed $279 million of revenue while its gross margin has decreased by $24 million. The remainder of the fluctuations in gross margins relate to our North American operations due to the aforementioned factors.
Equity Accounted Income
Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence. The following table disaggregates consolidated equity accounted income to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Property operations
General Growth Properties	$160	$130	$30	$380	$452	$(72)
Canary Wharf	6	11	(5)	(58)	240	(298)
Other property operations	222	105	117	472	362	110
Infrastructure operations	34	28	6	173	91	82
Private equity and other	32	30	2	74	29	45
	$454	$304	$150	$1,041	$1,174	$(133)
Our share of GGP's equity accounted income increased by $30 million compared to the prior year period. The increase is primarily due to a $72 million increase of mark-to-market gains on warrants issued by GGP based on changes in the fair value of the warrants, partially offset by a $41 million decrease of our share of appraisal gains on GGP's retail malls. Excluding these amounts, GGP's equity accounted income remained relatively consistent as the same-store growth of 4% was offset by the absence of earnings on assets that have been sold. On a year-to-date basis, our share of GGP's equity accounted income decreased by $72 million mostly from a higher level of fair value gains recorded in prior year and the absence of the contribution from assets sold.
Our proportionate share of Canary Wharf’s net income decreased by $298 million on a year-to-date basis. The current year includes fair value gains of $25 million related to its investment property portfolio, more than offset by $183 million of unrealized losses on interest rate swap contracts. The prior year included appraisal gains and unrealized gains on interest rate swaps of $175 million and $19 million, respectively.
Equity accounted income from other property operations increased by $117 million in quarter, primarily due to a $159 million increase in appraisal gains from our core office sector, partially offset by other fair value losses.
Infrastructure equity accounted income for the nine months includes a $103 million gain recognized in the second quarter of 2016 on the privatization of our Brazilian toll road investment. The gain was determined based on the difference between the cost paid for our additional interest and our IFRS carrying value of this business.

Q3 2016 INTERIM REPORT 13

Interest Expense
The following table presents interest expense organized by the balance sheet classification of the associated liability:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Corporate borrowings	$64	$56	$8	$180	$168	$12
Non-recourse borrowings
Property-specific mortgages	630	519	111	1,858	1,596	262
Subsidiary borrowings	87	81	6	237	247	(10)
Subsidiary equity obligations	44	35	9	132	106	26
	$825	$691	$134	$2,407	$2,117	$290
Interest expense on property-specific mortgages during the quarter increased by $111 million over the prior year and included an additional $77 million ($232 million on a nine-month basis) of interest on borrowings associated with acquisitions across our operations. We continue to refinance maturing obligations and, in certain instances, increased the notional level of borrowings, albeit at reduced rates.
The majority of our borrowings are fixed rate long-term financing. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar in this period, compared to the prior year quarter and nine-month period, resulted in a decrease in the translated value of the interest expense on non-U.S. dollar denominated borrowings.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Investment properties	$99	$410	$(311)	$590	$1,521	$(931)
General Growth Properties warrants	(151)	33	(184)	33	(118)	151
Redeemable fund units	12	18	(6)	(33)	31	(64)
Transaction related gains (losses)	—	—	—	—	232	(232)
Investment in Canary Wharf	—	—	—	—	150	(150)
Impairments and other	(19)	(72)	53	(232)	(244)	12
	$(59)	$389	$(448)	$358	$1,572	$(1,214)
Investment Properties Appraisal Gains
Our investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Core office	$(148)	$64	$(212)	$17	$955	$(938)
Opportunistic and other	247	346	(99)	573	566	7
	$99	$410	$(311)	$590	$1,521	$(931)
Office property values decreased in the quarter due to lower appraised values of certain office properties, primarily located in commodity based markets, as a result of lower pricing assumptions on lease renewals reflecting slower growth. Appraisal gains were higher in the prior year on both a three and nine-month basis, due to greater increases in the valuations within our New York and Australian office core portfolios, mainly as a result of cash flow changes arising from leases signed during the period and some discount and capitalization rate compression to reflect improvements in the office markets in the impacted regions.
Opportunistic and other appraisal gains were mostly recorded within our multifamily portfolio due to increases in rental income and from recently completed development projects and in our industrial portfolio as a result of positive leasing.

14 BROOKFIELD ASSET MANAGEMENT

The changes in values on an overall basis were predominantly the result of changes in projected cash flows.
We discuss the key valuation inputs of our investment properties on page 18.
General Growth Properties Warrants
The fair value of our GGP warrants decreased by $151 million during the third quarter of 2016 (an increase of $33 million on a nine-month basis), as a result of a decrease in GGP's share price over the quarter (an increase in GGP's share price since the beginning of the year). In the prior year, the fair value of our GGP warrants increased by $33 million for the three months (a decrease of $118 million on a nine-month basis). This loss was partially offset by our share of the mark-to-market gain on the warrants recorded by GGP, which is included in equity accounted income. These warrants are convertible into 72 million common shares of GGP.
Transaction Related Gains
Included in the prior year nine-month period are two significant transaction-related gains. First, in January of 2015 we acquired natural gas production facilities in western Canada valued at $652 million for gross consideration of $481 million, including debt financing. The fair value of the proved and probable reserves at acquisition was greater than the consideration paid, resulting in a $171 million gain being recorded in net income. Secondly, in February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to the acquisition cost resulting in a $101 million gain based on the excess of our consideration paid over our IFRS book value.
Investment in Canary Wharf
In the first quarter of 2015, we recognized a revaluation gain on our 22% interest in Canary Wharf of $150 million upon increasing our ownership in the investment to 50%.
Impairments and Other
During the third quarter, we recognized $46 million of impairments of inventory and legal provisions at our Brazilian residential operations (2015 – $24 million). Other fair value changes include losses on financial contracts used to offset foreign currency and interest rate exposure.
Depreciation and Amortization
Depreciation and amortization is summarized in the following table:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	Change	2016	2015	Change
Renewable power	$215	$160	$55	$610	$489	$121
Infrastructure	131	102	29	352	303	49
Private equity	96	94	2	294	245	49
Property	85	67	18	245	184	61
Other	14	13	1	37	44	(7)
	$541	$436	$105	$1,538	$1,265	$273
The increase in depreciation and amortization expense over the 2015 periods is primarily attributable to depreciation recorded on assets acquired over the past twelve months and larger amounts of depreciation recorded on the higher book value of our infrastructure and renewable power property, plant and equipment, following our annual revaluation in the fourth quarter of 2015. This increase was partially offset by the impact of foreign exchange on our non-U.S. dollar denominated operations.

Q3 2016 INTERIM REPORT 15

Income Taxes
Income tax changed from an expense at $145 million to a recovery of $992 million in the third quarter of 2016. Deferred taxes recovery totalled $1.0 billion (2015 – $107 million expense) whereas current taxes totalled $38 million (2015 – $38 million). The following table sets out our effective tax rate:

	Three Months Ended			Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2016	2015	Change	2016	2015	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	(98)	—	(98)	(38)	(13)	(25)
International operations subject to different tax rates	(10)	(9)	(1)	(7)	(9)	2
Taxable income attribute to non-controlling interests	(5)	(10)	5	(3)	(6)	3
Recognition of previously unrecorded tax assets	(4)	1	(5)	(1)	(1)	—
Non-recognition of the benefit of current year tax losses	2	7	(5)	5	4	1
Other	(7)	—	(7)	(3)	(1)	(2)
Effective income tax rate	(96)%	15%	(111)%	(21)%	—%	(21)%
The most significant change in our quarterly effective tax rate was a change in tax rates arising from the reorganization of certain of our U.S. property operations which resulted in these businesses being held through a real estate investment trust and a reduction in the effective tax rate. The application of these lower tax rates to cumulative timing differences, such as fair value gains, resulted in a $900 million reduction of deferred income tax liabilities.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 10% decrease in our effective tax rate compared to a 9% reduction in 2015. The difference will vary from period to period depending on the relative proportion of income in each country.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of their tax provision. This gave rise to a 5% and 10% reduction in the effective tax rate relative to the statutory tax rate in 2016 and 2015, respectively.
Other Comprehensive Income
Foreign Currency Translation
We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation. The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Australian dollar	$169	$(393)	$250	$(651)
Brazilian real	(115)	(1,459)	1,308	(2,443)
British pound	(204)	(282)	(1,061)	(279)
Canadian dollar	(138)	(631)	501	(1,333)
Other	64	(126)	735	(255)
	(224)	(2,891)	1,733	(4,961)
Currency hedges	73	785	8	1,334
	$(151)	$(2,106)	$1,741	$(3,627)
Currency hedges include financial contracts that we utilize to manage foreign currency exposures as well as foreign currency debt, which we have elected as a hedge. We hedged the majority of our exposure on the British pound and, accordingly, currency hedging gains include gains on these contracts. We typically do not hedge our Brazilian real equity due to the high cost associated with these contracts, which produced the majority of our net foreign currency translation gain in 2016 and loss in 2015 on a nine-months basis.

16 BROOKFIELD ASSET MANAGEMENT

FINANCIAL PROFILE
Foreign Currency Translation
The most significant currency exchange rates that impact our balance sheet are shown in the following table:

	Sep. 30, 2016	Dec. 31, 2015	Change
Australian dollar	0.7659	0.7287	5%
Brazilian real	3.2457	3.9604	18%
British pound	1.2977	1.4736	(12)%
Canadian dollar	0.7617	0.7227	5%

As at September 30, 2016, our IFRS net equity of $22.4 billion was invested in the following currencies: United States dollars – 46%; British pounds – 14%; Brazilian reais – 15%; Australian dollars – 12%; Canadian dollars – 6%; and other currencies – 7%. From time to time, we utilize financial contracts to adjust these exposures.
Currency exchange rates relative to the U.S. dollar at the end of the third quarter of 2016 were higher than December 31, 2015, for most of our significant non-U.S. dollar investments, other than the British pound which impacts the carrying values of the assets and liabilities from our subsidiaries or investments in these regions.
Consolidated Assets
The following table presents our consolidated assets at September 30, 2016, and December 31, 2015:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Change
Investment properties	$50,374	$47,164	$3,210
Property, plant and equipment	45,203	37,273	7,930
Equity accounted investments	24,453	23,216	1,237
Cash and cash equivalents	4,372	2,774	1,598
Financial assets	5,096	6,156	(1,060)
Accounts receivable and other	8,882	7,044	1,838
Inventory	5,869	5,281	588
Intangible assets	6,294	5,170	1,124
Goodwill	3,932	2,543	1,389
Deferred income tax asset	1,602	1,496	106
Assets held for sale	3,760	1,397	2,363
	$159,837	$139,514	$20,323
Consolidated assets at September 30, 2016 were $159.8 billion, an increase of $20.3 billion since December 31, 2015. The carrying value of our investment properties, property, plant and equipment and equity accounted investments increased by $12.4 billion since year end due to acquisitions and development activities, partially offset by dispositions and depreciation. Our assets also increased as a result of the appreciation of most non-U.S. dollar currencies in which we operate against the U.S. dollar, most notably the Brazilian real, partially offset by a decrease in the value of the British pound. We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
Investment Properties
The following table presents the major contributors to the period-over-period variances for our investment properties:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)
Balance, beginning of year	$47,164
Acquisitions and additions	7,051
Dispositions[1]	(4,920)
Fair value changes	590
Foreign currency translation	489
Total change	3,210
Balance, end of period	$50,374

1. Includes reclassification of investment properties that are held for sale

Q3 2016 INTERIM REPORT 17

Acquisitions include $6.1 billion within our property operations, primarily related to the privatization of a retail mall business in the U.S., a U.S. self-storage business, and a UK student housing portfolio. Additions are related to growth capital expenditures to fund investments in development projects. Dispositions include the reclassification of $3.1 billion of properties to held for sale, based on plans to dispose of three office properties, five industrial assets throughout Europe and Asia and a portfolio of multifamily assets in the U.S.
The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.
The consolidated key valuation metrics of our investment properties are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. In determining the fair value of investment properties, management uses external information and observable conditions, where possible, supplemented by internal analysis as required. The determination of fair value requires the use of estimates, which have been applied in a manner consistent with that of year end and there are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which is diversified by asset class, geography and market, to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently to one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates / terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

	Core Office		Opportunistic and Other		Weighted Average
AS AT SEP. 30, 2016 AND DEC. 31, 2015	2016	2015	2016	2015	2016	2015
Discount rate	6.8%	6.8%	7.5%	7.2%	7.2%	6.9%
Terminal capitalization rate	5.7%	5.7%	7.5%	7.6%	6.1%	6.0%
Investment horizon (years)	11	11	8	8	11	11
Property, Plant and Equipment
The following table presents the major components of the period-over-period variances for our property, plant and equipment (“PP&E”), disaggregated by operating business group for analysis purposes:

AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Renewable Power	Infrastructure	Property	Private Equity and Other	Total
Balance, beginning of period	$19,738	$8,338	$5,316	$3,881	$37,273
Acquisitions and additions	6,006	1,520	335	152	8,013
Dispositions[1]	(2)	(3)	—	(155)	(160)
Depreciation	(610)	(279)	(188)	(291)	(1,368)
Foreign currency translation	1,672	(60)	(281)	114	1,445
Total change	7,066	1,178	(134)	(180)	7,930
Balance, end of period	$26,804	$9,516	$5,182	$3,701	$45,203

1. Includes reclassification to held for sale
We record PP&E in our renewable power, infrastructure, and hospitality properties within our property operations using the revaluation method, which results in these assets being fair valued at the end of each fiscal year, and then depreciated quarterly, based on the carrying value. PP&E within our private equity and other operations is carried at amortized cost.
Acquisitions and additions of $6.0 billion within our renewable power operations include a 3,032 megawatts (“MW”) hydroelectric portfolio in Colombia, a 51 MW hydroelectric portfolio in Brazil, and a 296 MW hydroelectric portfolio in Pennsylvania. Additions in our infrastructure segment include investments in internal growth capital projects, as well as the acquisition of an Australian ports business ($257 million) and a U.S. gas storage business ($825 million). Additions in our property segment include the acquisition of a U.S. hospitality asset. Property, plant and equipment also increased by $1.4 billion from year end due to positive foreign currency revaluation on non-U.S. assets, predominantly on those denominated in Brazil and Colombia, partially offset by the impact of the British pound on UK assets.

18 BROOKFIELD ASSET MANAGEMENT

Equity Accounted Investments
The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating business group for analysis purposes:

	Property
AS AT AND FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Power	Infrastructure	Private Equity and Other	Total
Balance, beginning of period	$7,215	$3,400	$6,879	$197	$4,690	$835	$23,216
Additions	—	—	282	—	1,442	65	1,789
Dispositions[1]	—	—	(1,269)	—	—	(105)	(1,374)
Share of net income (loss)	380	(58)	472	1	173	73	1,041
Share of other comprehensive income (loss)	4	—	(15)	3	8	(52)	(52)
Distributions received	(153)	—	(113)	(6)	(48)	(44)	(364)
Foreign currency translation and other	9	(400)	45	7	432	104	197
Net change	240	(458)	(598)	5	2,007	41	1,237
Balance, end of period	$7,455	$2,942	$6,281	$202	$6,697	$876	$24,453

1. Includes reclassification of equity accounted investments that are held for sale
Our largest equity accounted investments are within our property operations and include a 29% interest in GGP with a carrying value of $7.5 billion at September 30, 2016 and our investment in Canary Wharf at $2.9 billion.
Equity accounted investments increased by $1.2 billion during the nine months ended September 30, 2016. On a year-to-date basis, we made investments of $1.8 billion including Brazilian toll road, North American gas transmission and Australian ports businesses. During the quarter, we disposed a portfolio of hospitality assets in Germany and two industrial assets in the U.S., reducing our equity accounted investments by $299 million. We also completed the privatization of a U.S. regional mall business during the quarter, resulting in these assets being consolidated and the reclassification of our $354 million previously held equity accounted interest.
Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments. Changes in the carrying values of equity accounted investments typically relate to the purchase or sale of shares and our share of their comprehensive income, including fair value changes, and are reduced by our share of any dividends or other distributions.
Financial Assets
Financial assets decreased by $1.1 billion since year end as we commenced equity accounting and consolidated $1.6 billion of previously held securities that related to an Australian logistics operation and a North American gas storage business.
Intangible Assets
Intangible assets increased by $1.1 billion compared to December 31, 2015, which is primarily due to two toll road businesses acquired in Peru and India, respectively.
Goodwill
Goodwill increased by $1.4 billion compared to December 31, 2015 due to $808 million of goodwill allocated on the acquisition of a portfolio of hydroelectric facilities in Colombia, $240 million on the acquisition of Australian ports and logistics business and $139 million on the acquisition of a toll road business in Peru.

Q3 2016 INTERIM REPORT 19

Borrowings and Other Non-Current Financial Liabilities
Assets and liabilities are disaggregated into current and long-term components in Note 6 of our consolidated financial statements.

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Change
Corporate borrowings	$4,674	$3,936	$738
Non-recourse borrowings
Property-specific borrowings	50,910	46,044	4,866
Subsidiary borrowings	9,663	8,303	1,360
Non-current accounts payable and other liabilities[1]	4,602	3,806	796
Subsidiary equity obligations	3,543	3,331	212
	$73,392	$65,420	$7,972

1. Excludes accounts payable and other liabilities that are due within one year. See Note 6 (b) to our Interim Consolidated Financial Statements
Property-specific borrowings increased by $4.9 billion during the first nine months of 2016 due to $5.1 billion of debt assumed on acquisitions as well as debt arranged in individual businesses that we consolidate, partially offset by the elimination of debt associated with assets sold. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings increasing in value.
Subsidiary borrowings increased by $1.4 billion due to draws on subsidiary credit facilities to fund acquisitions and development projects.
Equity
Equity consists of the following components:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Change
Preferred equity	$3,732	$3,739	$(7)
Non-controlling interests	40,955	31,920	9,035
Common equity	22,432	21,568	864
	$67,119	$57,227	$9,892
Common equity increased by $864 million to $22.4 billion during the year. Net income and other comprehensive income attributable to shareholders for the first nine months of the year totalled $2.0 billion. We distributed $475 million to shareholders as common and preferred share dividends, in addition to a 21% interest in BBU through a special non-cash distribution to shareholders in the second quarter of 2016. The special dividend of $441 million was accounted for as a distribution of equity to non-controlling interests and represented at 21% of the carrying IFRS value of the net assets spun-off with corresponding recognition of non-controlling interests.
Non-controlling interests increased by $9.0 billion. Net issuances of equity to non-controlling interest were $5.7 billion and included $2.6 billion of equity associated with the acquisition of a portfolio of Colombian hydroelectric facilities in the first quarter and $1.4 billion of non-controlling interest related to acquisitions in our property and infrastructure operations, which was partially offset by distributions totalling $1.5 billion. Non-controlling interest in the second quarter also increased by $441 million due to the aforementioned BBU special distribution to shareholders.
We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

20 BROOKFIELD ASSET MANAGEMENT

SUMMARY OF QUARTERLY RESULTS
Our condensed statement of operations for the eight most recent quarters are as follows:

	2016			2015				2014
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$6,285	$5,973	$5,218	$5,538	$5,056	$4,923	$4,396	$4,694
Net income	2,021	584	636	1,187	845	1,199	1,438	1,699
Net income to shareholders	1,036	185	257	678	289	645	729	1,050
Per share
- diluted	$1.03	$0.15	$0.23	$0.66	$0.26	$0.62	$0.73	$1.06
- basic	1.05	0.16	0.23	0.67	0.27	0.64	0.75	1.09
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions recognized, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our property business. Other factors include the impact of foreign currency on non-U.S. revenues.
Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains, resulting in relatively consistent amounts of revenue on a quarterly basis. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our property assets on a quarterly basis which results in variations in net income based on changes in the value of our property portfolio.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes and prices, to complement our investments in rate-regulated assets, which may lead to more volatility but also, we believe, to growth in revenues and net income.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2016			2015				2014
FOR THE PERIODS ENDED (MILLIONS)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fair value changes	$(59)	$65	$352	$594	$389	$70	$1,113	$1,326
Income taxes	992	(234)	(202)	(218)	(145)	368	(201)	(445)
Net impact	$933	$(169)	$150	$376	$244	$438	$912	$881
Over the last eight completed quarters, the following factors caused variations in revenues and net income to shareholders on a quarterly basis:
In the third quarter of 2016, we recognized a $900 million tax recovery related to the restructuring of our U.S. property operations, of which $600 million was attributable to shareholders.
In the first and second quarters of 2016, revenues increased from the acquisition of our Colombian hydroelectric facilities, opportunistic property assets and private equity investments. The second quarter of 2016 also includes $208 million of revenue on the sale of three multifamily developments and additional revenue following an increase in the scale of our construction operations.
In the fourth quarter of 2015, we recorded $594 million of fair value gains related to increased appraisals at our office properties. Our revenues also reflected completion of significant projects in our construction services business and home closings in our residential development business.
In the third quarter of 2015, we acquired a UK resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.
In the second quarter of 2015, we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities of which $314 million was attributable to shareholders.

Q3 2016 INTERIM REPORT 21

In the first quarter of 2015, we recorded a higher level of fair value changes from our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, we recognized $270 million of gains on the acquisition of control of two businesses, of which $132 million was attributable to shareholders.
Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.
CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first nine months of 2016 and the same period in 2015 and 2014 are summarized in the following table.

	Distribution per Security
	2016	2015[1]	2014[1]
Class A and B2 Shares[3]	$0.39	$0.35	$0.31
Special distribution to Class A and B Shares[4]	0.45	—	—
Class A Preferred Shares
Series 2	0.27	0.33	0.36
Series 4 + Series 7	0.27	0.33	0.36
Series 8	0.38	0.47	0.51
Series 9	0.54	0.62	0.65
Series 12[5]	—	—	0.33
Series 13	0.27	0.33	0.34
Series 14[6]	0.11	1.18	1.30
Series 15	0.18	0.23	0.29
Series 17	0.68	0.78	0.81
Series 18	0.68	0.78	0.81
Series 22[7]	—	—	1.20
Series 24	0.65	0.88	0.93
Series 25[8]	0.14	—	—
Series 26	0.64	0.74	0.77
Series 28	0.65	0.75	0.79
Series 30	0.68	0.79	0.82
Series 32	0.64	0.74	0.77
Series 34	0.60	0.69	0.72
Series 36	0.69	0.79	0.83
Series 37	0.69	0.80	0.84
Series 38[9]	0.62	0.72	0.55
Series 40[10]	0.64	0.74	0.33
Series 42[11]	0.64	0.74	—
Series 44[12]	0.71	—	—

1.
2015 and 2014 dividends to the Class A and B shares have been adjusted to reflect a three-for-two stock split on May 12, 2015
2.
Class B Limited Voting Shares (“Class B Shares”)
3.
Actual dividend per Class A and B Share paid in Q1 2014 was $0.13 for the period from November to February, equivalent to $0.10 on a three-month basis
4.
Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values
5.
Redeemed April 7, 2014
6.
Redeemed March 1, 2016
7.
Redeemed September 30, 2014
8.
Issued July 1, 2016
9.
Issued March 13, 2014
10.
Issued June 5, 2014
11.
Issued October 8, 2014
12.
Issued October 2, 2015

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

22 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into five operating groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations, generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also earn fees for sourcing transactions for certain clients.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

In the second quarter of 2016, we formed Brookfield Business Partners L.P. (“BBU”) and distributed to shareholders a 21% interest in BBU. BBU is the primary vehicle through which we own and operate businesses within our private equity business group. In connection with the formation of BBU, we realigned the organizational and governance structure of the businesses held by BBU and changed how the company presents information for financial reporting and management decision making which resulted in a change in the company’s operating segments. Specifically, our private equity reportable segment now includes BBU, Norbord Inc. (“Norbord”) and certain other directly held investments; whereas at December 31, 2015, certain of the businesses within BBU were reported within a separate service activities segment, which is no longer considered a reportable segment.
Segment Financial Measures
Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.
We use FFO to assess our performance both as an asset manager and an investor and operator of our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, leases, power sales agreements, take or pay contracts, and sales of inventory, and also the impact of changes in leverage or the cost of that financial leverage as well as other costs incurred to operate our business.
FFO includes gains or losses arising from transactions during the reporting period adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business and the ultimate gain or loss on disposition of an asset is an important indicator of our performance as an allocator of capital. As noted above, unrealized fair value changes are excluded from FFO; however, gains or losses recorded over the life of an asset are included in the determination of realized disposition gains or losses.
We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.

Q3 2016 INTERIM REPORT 23

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.
We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 25. We do not use FFO as a measure of cash generated from our operations.
We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.
In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.
The following sections also utilize segment operating measures that we employ to describe and assess performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by others. These operating measures and their respective definitions are provided on pages 37 and 38 of our December 31, 2015 annual report.
SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents FFO and common equity by segment on a period-over-period basis for comparison purposes:

	Funds from Operations				Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	Change		2016	2015	Change
Asset management	$178	$141	$37	26%	$337	$328	$9	3%
Property	545	214	331	155%	17,121	16,265	856	5%
Renewable power	49	48	1	2%	4,862	4,424	438	10%
Infrastructure	89	71	18	25%	2,343	2,203	140	6%
Private equity	97	84	13	15%	2,505	2,178	327	15%
Residential development	10	41	(31)	(76)%	2,699	2,221	478	22%
Corporate activities	(85)	(98)	13	13%	(7,435)	(6,051)	(1,384)	(23)%
	$883	$501	$382	76%	$22,432	$21,568	$864	4%
Funds from Operations
Funds from operations increased 76% to $883 million in the third quarter of 2016. FFO includes realized disposition gains of $392 million in the quarter compared to $88 million in the prior period. FFO excluding realized disposition gains, increased by $78 million, or 19%, due to strong growth in our asset management revenues, the contribution from new investments and completed developments as well as favourable operating results across most of our businesses, partially offset by the absence of FFO from assets sold and lower FFO in our residential development business due to lower margins on delivered projects.
Common Equity by Segment
Common equity increased by $864 million during the first nine months of 2016 to $22.4 billion; common equity at June 30, 2016 was $21.6 billion, resulting in a $799 million increase in the quarter. Common equity in our property operations increased by $856 million since year end or $917 million in the current quarter to $17.1 billion. The increase reflects the contribution from earnings in the current quarter, which included a $600 million deferred tax recovery (at share) attributable to a restructuring of certain U.S. property assets into a REIT. We acquired 11 million units of BEP in the second quarter for $313 million, increasing our renewable power segment equity. We invested a total of $734 million in our private equity operations in the year, funding our share of acquisitions. This was partially offset by the distribution of a 21% interest in BBU in the prior quarter, which decreased private equity segment equity by $441 million. We continue to invest in our Brazilian residential operations, paying down high cost leverage, and increasing segment equity by $232 million. These amounts were funded through liquidity available within our corporate activities segment.

24 BROOKFIELD ASSET MANAGEMENT

Impact of Foreign Currencies on Segment Results
Approximately half of our capital is invested in non-U.S. countries and the cash flow generated from these businesses, as well as our equity, is subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. During the current quarter, local currencies in the jurisdictions where we hold the majority of our non-U.S. dollar investments strengthened relative to the U.S. dollar when compared to prevailing rates during the third quarter of 2015, with the notable exception being the British pound which weakened against the U.S. dollar. Similarly, when compared to year end, local currencies in which our equity is denominated appreciated against the U.S. dollar, again with the exception of the British pound. Other factors being held constant, currency movements net of hedging decreased FFO by $8 million compared to the 2015 quarter and increased common equity by $657 million since year end.
Reconciliation of FFO to Net Income
The following table reconciles total reportable segment FFO to net income:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Total reportable segment FFO	$883	$501	$2,223	$1,578
Realized disposition gains recorded as fair value changes or prior periods	(235)	(68)	(570)	(421)
Non-controlling interest in FFO	925	643	2,330	1,726
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	18	(77)	(260)	161
Fair value changes	(59)	389	358	1,572
Depreciation and amortization	(541)	(436)	(1,538)	(1,265)
Deferred income taxes	1,030	(107)	698	131
Net income	$2,021	$845	$3,241	$3,482
ASSET MANAGEMENT
Overview
Our asset management operations consist of managing listed partnerships and private funds as well as listed securities within our public securities portfolios. As at September 30, 2016, we managed $111 billion of fee bearing capital, of which $88 billion was from clients and $23 billion was from the Corporation.
Listed Partnerships: We manage publicly listed, perpetual capital entities with $51 billion of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners. We are compensated for managing these entities through base management fees, which are primarily determined by the market capitalization of these entities. We are also entitled to receive incentive distributions, which for BPY, BEP and BIP equal to a portion of the increases in partnership distributions above pre-determined hurdles. BBU’s performance fees are based on increases in the unit price of BBU above a high water mark.
Private Funds: We manage $48 billion of fee bearing capital through 37 private funds. Private fund capital is typically committed for 10 years from the inception of a fund with two one-year extension options. Our private fund investor base consists of approximately 435 clients with an average commitment of $105 million. We earn base fees which are generally determined on both called and uncalled commitments, and are entitled to receive carried interests, which represent a portion of investment returns provided that clients receive a minimum pre-determined return.
Public Securities: We manage $12 billion of fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities. We act as both advisor and sub-advisor and earn base and performance fees.
Asset management revenues include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield with respect to fees earned from listed partnerships only. This is representative of how we manage the business and more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of the Corporation’s economic ownership interests in BPY, BEP, BIP and BBU, which amounts to $23 billion invested. The following table disaggregates our asset management FFO into fee related earnings, realized carried interests and realized disposition gains to facilitate analysis:

Q3 2016 INTERIM REPORT 25

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015
Funds from operations
Fee related earnings	$173	$126
Realized carried interest	—	15
Realized disposition gains	5	—
	$178	$141
We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.
We disposed of a low margin securitized credit business during the quarter which reduced fee bearing capital by $4.4 billion and generated a $5 million realized disposition gain.
Segment equity in our asset management operations was $337 million at September 30, 2016 (2015 – $328 million) and consists of goodwill arising from business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.
Fee Related Earnings
We generated the following fee related earnings during the period:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015
Fee revenues
Base management fees	$253	$192
Incentive distributions	27	18
Performance fees	—	1
Transaction and advisory fees[1]	3	18
	283	229
Direct costs and other[1]	(110)	(103)
Fee related earnings	$173	$126

1. Prior year includes $9 million of advisory fees and $9 million of associated costs which are now earned by BBU in its FFO following its spin-off
Fee related earnings increased by 37% to $173 million for the period, primarily as a result of the higher level of fee bearing capital. Operating costs increased by 7%, as we previously invested in our operations to enable us to expand our fee bearing capital.
Base management fees increased 32% to $253 million compared to $192 million in the third quarter of 2015. Our private funds contributed $119 million of base fees representing a 51% increase from the prior year. The increase in private fund base fees was due to higher levels of fee bearing capital as a result of capital raised in the last twelve months. Base management fees from our listed partnerships totalled $111 million, and include $107 million of base management fees from BPY, BIP, BEP and BBU, an increase of $27 million from the prior year quarter as a result of higher capitalization levels, and a full quarter of base management fees from BBU, after completing the spin-off on June 20, 2016, which contributed $5 million of fees.
We received $27 million of incentive distributions from BIP, BEP and BPY, representing a 50% increase from the third quarter of 2015. The growth represents our share as manager of increases in unit distributions by BIP, BEP and BPY of 11%, 7% and 6%, respectively. Both BIP and BEP’s distributions have surpassed both of their incentive distribution hurdles and, accordingly, we receive 25% of future distribution increases by those entities. BPY pays incentive distributions of 15% as its current annualized distribution of $1.12 per unit surpasses the first distribution hurdle of $1.10 per unit on an annualized basis.
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 61% for the period, compared to 55% in 2015, as the rate of increase in fee revenues has been higher than that of costs. Direct costs increased by $7 million year over year due to expansion in our operations and include $4 million of non-controlling interests in fee related earnings recorded by partially owned entities (2015 – $3 million).

26 BROOKFIELD ASSET MANAGEMENT

Carried Interests
Favourable investment performance in our private funds generated $58 million of unrealized carried interest accruing to us during the third quarter of 2016, compared with $32 million in the prior year quarter. We did not realize any carried interest in the current period as the accumulated unrealized carry is still subject to future investment performance, whereas the prior period includes $22 million of realized carried interest or $15 million after deducting directly attributable costs.
Accumulated unrealized carried interests totalled $983 million at September 30, 2016. The overall appreciation of foreign currencies resulted in higher U.S. dollar values for our foreign denominated fund investments and increased carried interest by $5 million in quarter. We estimate that direct expenses of approximately $330 million will arise on the realization of the amounts accumulated to date, of which $20 million relates to the carry generated in the period.
 The amount of unrealized carried interests and associated costs are shown in the following table:

FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net
Unrealized balance, beginning of period	$925	$(310)	$615
In-period change	58	(20)	38
Unrealized balance, end of period	$983	$(330)	$653
The funds to which unrealized carried interest relates have a weighted average term to realization of six years. Recognition of carried interest is dependent on future investment performance.
Fee Bearing Capital
The following table summarizes our fee bearing capital:

AS AT SEP. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	Listed Partnerships[1]	Private Funds[1,2]	Public Securities	Total 2016	Total 2015[2]
Property	$23,171	$21,035	$—	$44,206	$40,366
Renewable power	12,148	6,269	—	18,417	11,743
Infrastructure	14,064	15,617	—	29,681	19,428
Private equity	1,724	4,708	—	6,432	5,928
Other	—	—	12,011	12,011	16,797
September 30, 2016	$51,107	$47,629	$12,011	$110,747	n/a
December 31, 2015	$43,017	$34,448	$16,797	n/a	$94,262

1.
Includes Brookfield capital of $23 billion (2015 – $19 billion) in listed partnerships and $0.3 billion (2015 – $1.9 billion) in private funds
2.
Prior period private fund fee bearing capital restated to eliminate $4.7 billion (2015 – $4.7 billion) of capital invested by BPY in our private funds which was subject to a fee credit arrangement

Listed partnership capital includes 100% of the market capitalization of our listed issuers: BPY, BEP, BIP, BBU, Brookfield Canada Office Properties and Acadian Timber Corp., and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.
Private fund capital includes $19 billion of third-party uninvested capital, which is available to deploy within each fund’s specific mandate. The uninvested capital includes $7 billion for property funds, $10 billion for infrastructure funds and $2 billion for private equity funds, and has an average term of approximately four years during which the capital can be invested. Fee bearing capital has a remaining average term of eight years (plus two one-year extension options on average) and includes approximately $5.1 billion of co-investment capital.
Public securities capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, as well as high yield securities. Fee bearing capital within our public securities is typically redeemable at a client’s option subject to minimum notice periods.

Q3 2016 INTERIM REPORT 27

Fee bearing capital increased by $2.4 billion during the third quarter of 2016. The principal changes are set out in the following table:

FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Listed Partnerships	Private Funds	Public Securities	Total
Balance, June 30, 2016	$48,767	$47,296	$12,249	$108,312
Inflows	200	1,226	369	1,795
Outflows	—	(841)	(1,380)	(2,221)
Distributions	(522)	—	—	(522)
Market activity	3,301	—	773	4,074
Other	(639)	(52)	—	(691)
Change	2,340	333	(238)	2,435
Balance, September 30, 2016	$51,107	$47,629	$12,011	$110,747

Fee bearing capital increased by $2.4 billion during the quarter, primarily as a result of higher capitalizations across our listed partnerships following increased market values on a per unit basis.
Private fund inflows of $1.2 billion include the first close of a real estate finance fund and co-investment capital, which was offset by the expiry of $0.6 billion uninvested commitments within our sustainable resource funds and other outflows.
Listed partnership inflows represent $200 million of preferred shares issued by BIP. Market prices in our listed partnerships improved, resulting in a $3.3 billion aggregate increase in the capitalization values of BPY, BIP, BEP and BBU. Increases were partially offset by $522 million of distributions to unit holders in quarter and other outflows. Fee bearing capital for our listed partnerships reflect the fee base of these entities which is determined by their capitalization.
Public securities inflows of $0.4 billion and market appreciation of $0.8 billion in quarter were offset by $1.4 billion of redemptions across several fund strategies.
PROPERTY
Overview
We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.6 billion at September 30, 2016, based on public pricing. We also own $1.3 billion of preferred shares of BPY which yield 6.1% based on their redemption value.
BPY’s operations are principally organized as follows:
We own interests in and operate commercial office portfolios, consisting of 149 properties containing 101 million square feet of office space. The properties are located primarily in the world’s leading commercial markets, such as New York, London, Los Angeles, Washington D.C., Sydney, Toronto, and Berlin among others. We also develop office properties on a selective basis; our development assets consist of interests in 34 sites including approximately 9.9 million square feet of active developments. Of the total properties in our core office portfolio, 81 properties, consisting of 68 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.
Our core retail portfolio consists of interests in 126 regional malls and urban retail properties containing 124 million square feet in the United States, which are held through our 34% fully diluted interest in GGP, which is equity accounted. Our retail mall portfolio has a redevelopment pipeline that exceeds $300 million (on a proportionate basis).
Opportunistic: We own and operate a global portfolio targeting opportunistic returns and includes office and retail, industrial, multifamily, hospitality, self-storage, student housing and other properties. This is a diverse portfolio from which we earn rent and fees for the use of the space.

•	Office: 24 million square feet across 110 properties in this U.S., UK, Brazil and India.

•	Retail: 44 properties with approximately 27 million square feet in the U.S. and select markets in Brazil.

•	Industrial: 185 operating warehouse properties in North America and Europe, containing over 46 million square feet of space, and a land portfolio with the potential to build 42 million square feet.

•	Multifamily: approximately 32,000 multifamily units in the U.S.

•	Hospitality: 19 properties with over 14,000 rooms.

•	Self-storage: 161 properties with approximately 97,600 units across the U.S.

•	Student housing: 14 properties with 5,800 beds in the UK.

28 BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities, and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Brookfield Property Partners
Equity units[1]	$153	$138	$15,524	$14,888
Preferred shares	19	19	1,265	1,275
	172	157	16,789	16,163
Other
Property assets	12	8	856	621
Liabilities	(6)	(7)	(524)	(519)
Realized disposition gains	367	56	—	—
	$545	$214	$17,121	$16,265

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 50.3 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing an effective economic interest of 62% of BPY

FFO within our property segment was $545 million and increased by $331 million from the prior year primarily due to a $311 million increase in realized disposition gains. Excluding the impact of disposition gains, FFO increased by $20 million or 13% largely due to the contribution from new opportunistic investments and same-property growth, partially offset by absence of FFO from assets disposed of within the core office and retail sectors. Realized disposition gains in the current period include a $123 million gain related to partial sale of a shopping mall in Las Vegas, a $90 million gain related to the disposition of an office building in Sydney, a $73 million gain related to the sale of a hotel portfolio in Germany, $59 million gain on the sale of a hospitality trademark and $22 million of net gains on the sale of 29 other investments.
Brookfield Property Partners
BPY’s FFO for the third quarter of 2016 was $232 million, of which our share was $153 million. We also received $19 million as dividends from preferred shares of BPY that were issued to us on its formation (2015 – $19 million).

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015
Core office	$149	$163
Core retail	108	109
Opportunistic	90	66
Corporate	(115)	(120)
Attributable to unitholders	232	218
Non-controlling interests	(72)	(71)
Segment reallocation and other	(7)	(9)
Brookfield’s interest	$153	$138
Core office FFO decreased by $14 million to $149 million. Same-property FFO growth of 5%, primarily derived from lease commencements at Brookfield Place New York, was more than offset by the absence of $17 million of FFO from assets sold in the prior the quarter as well as the negative impact of foreign exchange from the weakening of the British pound.
We completed 2.4 million square feet of new and renewal leases during the quarter at an average in-place net rent of $34.50, which was 17% higher than expiring net rents of $29.39 per square foot. This resulted in a 1.9% increase in average overall office in-place net rents to $34.37 per square foot compared to $33.73 at year end, including the impact of currency revaluation. Overall occupancy decreased by 30 bps to 91.4% from the prior quarter. Our overall office portfolio in-place net rents are currently 17% below market net rents.
We currently have 9.9 million square feet of active development projects, including Manhattan West in New York, Brookfield Place in Calgary, as well as London Wall Place, Principal Place and 1 Bank Street in London and buildings in Dubai and Sydney. These office assets are 56% pre-leased in aggregate and we estimate an additional cost of $2.6 billion to complete construction.
BPY’s core retail FFO, which is derived from its ownership interest in GGP, remained relatively consistent as a 4% increase in same-store net operating income at GGP was offset by the absence of FFO from assets sold.
Our same-property retail portfolio occupancy rate was 95.5% as at September 30, 2016, a decrease of 20 bps from September 30, 2015. Lease commencements on a same property basis resulted in an increase in in-place rents to $62.52 at September 30, 2016 from $60.52 at September 30, 2015. Average lease spreads on signed leases commencing in 2016 and 2017 are 21% higher than existing leases on a suite-to-suite basis. Tenant sales, excluding anchors, increased by 1.4% compared to the prior year and initial rental rates for executed leases commencing in 2016 on a suite-to-suite basis increased by 10.4% compared to the rental rate for expiring leases.

Q3 2016 INTERIM REPORT 29

BPY’s opportunistic assets are held primarily through private funds that are managed by us. BPY’s share of the FFO from these assets increased by $24 million to $90 million compared to the prior period. FFO increased by $14 million from the contribution from capital deployed which includes the acquisitions of our self-storage operations and UK student housing assets and $10 million earned on multifamily inventory sales, as well as higher same-store growth in certain of our hospitality assets.
BPY’s corporate expenses decreased by $5 million to $115 million, as a result of lower interest expense following the repayment of the BPO acquisition facility and subsidiary borrowings with proceeds from assets sales. Corporate expenses include interest expense, management fees paid and other costs.
Common Equity by Segment
Our property segment consists largely of investments in commercial property businesses, whose assets are comprised mostly of investment properties that are carried at fair value and revalued on a quarterly basis. Common equity by segment increased to $17.1 billion (2015 – $16.3 billion) due to retained earnings including higher property valuations and a $600 million (at share) deferred income tax recovery in our U.S. property operations, as described on page 16.
RENEWABLE POWER
Overview
We hold our renewable power operations primarily through a 61% economic ownership interest in Brookfield Renewable Partners. BEP is listed on both the NYSE and TSX and had an equity capitalization of $9.5 billion at September 30, 2016, based on public pricing. BEP operates renewable power facilities, predominantly hydroelectricity, and owns them both directly as well as through our private infrastructure funds. During the second quarter of 2016, BEP issued 23 million limited partnership units for $670 million, of which we acquired 11 million units, increasing our capital investment in BEP, although diluting our economic ownership interest from 63% to 61%.
BEP owns the world’s largest, publicly traded, pure-play renewable power portfolio with 217 hydroelectric generating stations on 82 river systems, 38 wind facilities, three biomass facilities, and three natural gas-fired (“Co-gen”) plants, diversified across 15 power markets in the United States, Canada, Colombia, Brazil and Europe. Overall, the portfolio has 10,676 MW of installed capacity and long-term average generation of 24,526 gigawatts (“GWh”) on a proportionate basis. BEP also has an approximate 6,800 MW development pipeline spread across all of our operating jurisdictions.
We arrange for the sale of power generated by BEP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BEP’s power pursuant to long-term contracts at pre-determined prices, thereby increasing the stability of BEP’s revenue profile. We sell the power under long-term contracts as well as into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases (or decreases) in power prices.
The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BEP and the operations of BEMI:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Brookfield Renewable Partners[1]	$42	$31	$3,810	$3,405
Brookfield Energy Marketing	7	(8)	1,052	1,019
Realized disposition gains	—	25	—	—
	$49	$48	$4,862	$4,424

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 51.1 million Class A LP units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP

Our share of BEP’s FFO increased by $11 million to $42 million compared to the same period in the prior year. FFO during the quarter included a $12 million catch up payment for generation sold under power purchase agreements in prior quarters. Excluding this payment, FFO decreased primarily due to lower hydroelectric generation in northeastern U.S. Our energy marketing operations contributed $7 million to FFO during the quarter, as compared to an FFO deficit in the prior quarter of $8 million, as a result of improved spreads on power sold in the market as compared to power purchased from BEP.
Realized disposition gains in the prior year included the disposition of two Brazilian hydroelectric facilities and the sale of a U.S. wind facility.

30 BROOKFIELD ASSET MANAGEMENT

Brookfield Renewable Partners
BEP’s operating results are summarized as follows:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		Funds from Operations
FOR THE THREE MONTHS ENDED SEP. 30 (GIGAWATT HOURS AND $MILLIONS)	2016	2015	2016	2015	2016	2015
Hydroelectric	3,807	3,116	4,543	3,437	$82	$100
Wind energy	470	425	582	555	18	22
Corporate and other	141	174	87	110	(27)	(42)
	4,418	3,715	5,212	4,102	73	80
Non-controlling interest and other[2]					(31)	(31)
Reclassification - disposition gains[3]					—	(18)
Brookfield’s interest					$42	$31

1.
Proportionate to Brookfield Renewable Partners
2.
Includes incentive distributions paid to Brookfield of $5 million (2015 – $2 million) as the general partner of BEP
3.
The prior year includes a reallocation of $18 million to disposition gains, net of NCI related to the sale of a 102 MW wind facility in California and compensation for extinguished concession agreements relating to two Brazilian hydroelectric facilities

Generation for the three months ended September 30, 2016 totalled 4,418 GWh, on a proportionate basis to BEP, below the long-term average of 5,212 GWh and an increase of 703 GWh compared to the prior year.
Hydroelectric generation was 3,807 GWh below the long-term average of 4,543 GWh and an increase of 691 GWh compared to the prior year. Generation from recently acquired facilities in Colombia, Brazil and Pennsylvania was 731 GWh and contributed $16 million of additional FFO. This was partially offset by lower generation primarily in northeastern U.S., which reduced FFO by $7 million, as well as the impact of foreign exchange and interest costs. The third quarter of 2015 had included $17 million in compensation that we received upon our election to not renew concession agreements for two Brazilian facilities.
Generation from the wind portfolio of 470 GWh was below the long-term average of 582 GWh, although an increase of 45 GWh compared to the prior year. Generation at our North American portfolio was slightly ahead of the prior year and slightly below long-term average. The Brazilian portfolio generated 83 GWh in the quarter, in-line with the long-term average and 26 GWh above the prior year. This increased generation contributed an additional $3 million of FFO. FFO in the same period of the previous year included a $12 million gain on the sale of the 102 MW wind facility in California.
Corporate and other activities reduced FFO by $27 million (2015 – $42 million) and includes interest expense on corporate debentures, preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes. FFO from other activities includes a $20 million catch up payment during the quarter for co-gen assets pertaining to historic power purchase agreements in Ontario, which partially offset these unallocated corporate costs.
Brookfield Energy Marketing
BEMI contributed $7 million of FFO during the quarter, a $15 million increase from the $8 million FFO deficit in the prior year, benefitting from higher average realized pricing on merchant power and lower generation in New York, where generation is sold at a negative margin relative to the purchase price from BEP. Contracted purchase prices from BEP were below realized prices; as on a weighted average basis, realized prices benefitted from both higher market prices and higher ancillary revenues, which increased overall realized prices.
BEMI purchased approximately 1,412 GWh of electricity from BEP during the third quarter of 2016, compared with 1,476 GWh in 2015, at an average price of $64 per MWh compared with $69 per MWh in 2015, and sold this power at an average price, including ancillary revenues, of $69 per MWh compared with $62 per MWh in 2015. The lower cost of purchases from BEP was due to a change in mix of purchases across regions as generation was lower in New York relative to other regions, which resulted in a $5 per MWh positive variance.
Approximately 536 GWh of power sales were pursuant to long-term contracts at an average price of $80 per MWh (2015 – $79 per MWh). The balance of approximately 876 GWh was sold in the short-term market at an average price of $62 per MWh, including ancillary revenues (2015 – $52 per MWh). Ancillary revenues, which include capacity payments, green credits and other additional revenues, totalled $21 million, adding $15 per MWh to average realized prices on short-term power sales in the current quarter as compared to $18 per MWh in the prior year quarter.
Common Equity by Segment
Segment equity was $4.9 billion at September 30, 2016 and increased over the $4.4 billion at December 31, 2015 primarily due to our purchase of 11 million BEP units during the second quarter for $313 million as well as our share of earnings over the first nine months of 2016. Our invested capital is represented primarily by the property, plant and equipment deployed in our generation facilities. We record renewable power PP&E at fair value and revalue the assets annually in the fourth quarter. Accordingly, equity is typically not impacted by revaluation items during the first three quarters. Common equity by segment increased since year end primarily due to the contribution of FFO and the impact of foreign currency translation, partially offset by depreciation and amortization, and cash distributions received.

Q3 2016 INTERIM REPORT 31

INFRASTRUCTURE
Overview
Our infrastructure operations are held primarily through our 30% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $12.4 billion at September 30, 2016, based on public pricing. BIP owns infrastructure businesses directly as well as through private funds that we manage. We also have direct investments in sustainable resources operations.
The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, directly held sustainable resources operations and realized disposition gains:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Brookfield Infrastructure Partners[1]	$63	$57	$1,599	$1,585
Sustainable resources	6	7	744	618
Realized disposition gains	20	7	—	—
	$89	$71	$2,343	$2,203

1. Brookfield’s interest in BIP consist of 100.2 million redemption-exchange units and 1.6 million general partnership units together representing an economic interest of 30% of BIP
BIP's FFO increased primarily due to recent investments in the transport and energy sectors, which contributed $9 million. Same-store FFO increased by 9% on a constant currency basis, however this variance was offset by unfavourable foreign exchange.
We disposed of our toehold position in our Australian ports business during the quarter, generating $600 million of net proceeds to BIP and a $20 million realized disposition gain (proportionate to BAM).
Brookfield Infrastructure Partners
BIP’s operations are principally organized as follows:
Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in North and South America, Asia Pacific and Europe. These businesses typically earn a pre-determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be predictable and typically not impacted to any great degree by short-term volume or price fluctuations.
Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.
Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.
Communications infrastructure: consists of a communication tower infrastructure operation located in France that provides essential services and critical infrastructure to the telecom and media broadcasting sectors, for which we are paid a fee. This operation generates stable, inflation-linked cash flows underpinned by long-term contracts.
BIP’s operating results are summarized as follows:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015
Utilities	$102	$99
Transport	112	103
Energy	40	19
Communications infrastructure	19	20
Corporate and other	(38)	(31)
Attributable to unitholders	235	210
Non-controlling interests and other[1]	(172)	(153)
Brookfield’s interest	$63	$57

1. Includes incentive distributions paid to Brookfield of $21 million (2015 – $17 million) as the general partner of BIP

32 BROOKFIELD ASSET MANAGEMENT

BIP recorded $235 million of FFO in the third quarter of 2016, a 12% increase from the prior year, benefitting from its increased ownership in our North American gas transmission operations and Brazilian toll roads, the contribution from new investments and internally generated growth across the business.
FFO from our utilities operations increased by $3 million over the prior year quarter to $102 million. FFO benefitted from additional connections activity and the contribution from growth initiatives at our UK regulated distribution business and incremental earnings on growth capital commissioned into our rate base, partially offset by a periodic rate reset in our regulated Australian coal terminal and the impact of foreign exchange.
Transport FFO increased by $9 million to $112 million primarily driven by the contributions of investments over the last year including an increased ownership in our Brazilian toll roads, the acquisition of toll roads in India and Peru and a partial contribution from the acquisition of an Australian ports business, which was completed in the current quarter. Higher tariffs and volumes across a number of our operations were offset by the impact of foreign exchange and tariff relief extended to one of our Australian rail clients.
FFO from our energy operations increased by $21 million to $40 million due primarily to our increased ownership interest in our North American natural gas transmission business, as well as higher volumes and lower interest expense in that business. The current quarter results also benefitted from the initial contribution of a newly acquired North American gas storage operations.
Our communications infrastructure FFO declined modestly to $19 million as we refinanced low cost acquisition debt with longer term, fixed rate borrowings at slightly higher rates.
Corporate and other FFO was a deficit of $38 million compared to a deficit of $31 million in the prior year due to higher base management fees from increased market capitalization and increased interest expense from higher debt balances, partially offset by higher investment income.
Sustainable Resources
Sustainable resources investments include timberlands in the northeastern U.S. and Canada, and capital in our Brazil-focused timber and agriculture private funds. FFO was $6 million, representing a $1 million decrease as compared to the prior year quarter due to lower soybean harvests in our Brazilian agriculture businesses.
Common Equity by Segment
Segment equity was $2.3 billion at September 30, 2016 (December 31, 2015 – $2.2 billion) and primarily represents our net investment in infrastructure property, plant and equipment, as well as certain concessions. Infrastructure PP&E, which represents the majority of assets in the segment, are recorded at fair value and revalued annually. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and renewable power segments and revaluation items are typically only recorded at year end. Segment common equity increased from December 31, 2015, as the contribution from earnings and positive currency revaluation was partially offset by distributions paid to us.
PRIVATE EQUITY
Our private equity operations are held primarily through our 79% interest in Brookfield Business Partners. We distributed a 21% limited partnership interest in BBU as a special dividend to shareholders on June 20, 2016. The value of the dividend, based on IFRS values, was $441 million or $0.45 per common share. BBU is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $1.9 billion at September 30, 2016.
In addition, we own certain businesses directly, including a 41% interest in Norbord Inc., which is one of the world’s largest producers of oriented strand board (“OSB”) which is used in a wide range of industrial, residential and specialty applications. The market value of our investment in Norbord at September 30, 2016 was $0.9 billion based on market prices compared with our carrying value of $252 million.
The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in BBU, Norbord, and other investments:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Brookfield Business Partners[1]	$40	$58	$1,668	$1,787
Norbord	40	7	252	224
Other investments	17	19	585	167
	$97	$84	$2,505	$2,178

1. Prior period figures for assets that are included in BBU have been reclassified to reflect current presentation

Q3 2016 INTERIM REPORT 33

Brookfield Business Partners
BBU’s operations are principally organized as follows:
Construction services: We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, engineering, procurement and construction for a defined price. The majority of construction activities are typically sub-contracted to reputable specialists whose obligations mirror those contained within the main construction contract to reduce risk.
Other business services: These consist primarily of commercial and residential real estate services and facilities management for corporate and government clients. Our business services operations are typically provided under medium to long-term contracts, which include the services to be performed and the margin to be earned to perform such services. The majority of our revenue is generated through our facilities management and relocation services businesses. Within our facilities management business we provide design and project management, professional services and strategic workplace consulting. Our relocation service activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.
Energy: Primarily comprised of oil and gas exploration and production, principally through an offshore oil and gas portfolio in Western Australia and our coal-bed methane operations in central Alberta, Canada. Our energy business also includes energy-related service operations in Canada.
Other industrial operations: Include manufacturing and distribution activities in a variety of businesses. We manufacture and distribute bath and shower products for the residential housing market in North America. Our operations also include a leading manufacturer of graphite electrodes that are primarily sold to the steel production industry. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and operate profitably. In addition, we have operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions and hold interests in specialty metal and aggregates mining operations in Canada.
BBU’s operating results are summarized as follows:

FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015
Construction	$16	$20
Other business services	18	17
Energy	12	16
Other industrial operations	11	5
Corporate and other	(7)	—
Brookfield Business Partners	50	58
Non-controlling interests	(10)	—
Brookfield’s interest	$40	$58
BBU generated $50 million of FFO, representing an $8 million decrease from the prior period primarily due to corporate expenses upon spin-off to a publicly traded partnership on June 20, 2016. Corporate expenses include base management fees and other administrative costs that were previously incurred by BAM.
Construction services FFO decreased by $4 million to $16 million largely due to reduced margins, partially offset by a higher level of work performed across our portfolio. During the quarter, we secured approximately $300 million of new projects, including a residential/mixed use building in Melbourne. Our backlog now stands at $6.6 billion across 99 projects representing nearly two years of activity on a weighted average basis.
FFO from other business services was $18 million for the quarter, relatively consistent with the prior year. FFO benefitted from a tuck-in acquisition closed mid-quarter in our facilities management business.
Our energy operations contributed $4 million lower FFO as a result of lower commodity prices affecting our operations, particularly in western Canada. Our Western Australia oil and gas business FFO increased by $4 million and continues to benefit from having a significant portion of its oil production hedged under long-term contracts at above current market prices.
FFO within our other industrial investments increased by $6 million due primarily to realized gains on the sale of public security investments. Margins were relatively consistent across these businesses as lower pricing impact in our graphite electrode manufacturing business was offset by higher volumes and cost savings across the various businesses.
Norbord and Other Investments
Our share of Norbord’s FFO increased by $33 million to $40 million as North American benchmark OSB prices have increased from this time last year as U.S. housing starts, particularly for single-family homes, continue to recover and are increasing OSB demand, a key product used in the residential construction industry. North American OSB prices increased by 48% to $301 per thousand square feet (“Msf”) compared to $204 per Msf in the third quarter of 2015. FFO also benefitted from a 4% increase in North American volumes from 1,409 million square feet (“MMsf”) to 1,464 MMsf.

34 BROOKFIELD ASSET MANAGEMENT

Common Equity by Segment
Segment equity increased by $327 million from December 31, 2015 to $2.5 billion as our investments continue to benefit from the contribution of FFO and $734 million additional capital invested during the year. These increases were partially offset by the $441 million distribution to shareholders of a 21% interest in BBU. Most of the assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.
RESIDENTIAL DEVELOPMENT
Our residential development businesses operate in North America, Brazil and Australia.
Our North American business is conducted through Brookfield Residential Properties Inc., and is active in 10 principal markets in Canada and the U.S., and controls over 101,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.
Our Brazilian business includes land acquisition and development, construction, sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets, primarily São Paulo and Rio de Janeiro.
 The following table disaggregates segment FFO and segment equity into the amounts attributable to our two principal operating regions:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Residential
North America	$25	$46	$1,382	$1,318
Brazil and other	(15)	(5)	1,317	903
	$10	$41	$2,699	$2,221
Funds from operations from our North American operations decreased by $21 million due mostly to fewer lot closings and lower gross margins, primarily in Alberta, which continues to experience slower results due to the impact of depressed energy prices on that market. Home closings increased by 15% in the current quarter as California and eastern Canada are benefitting from strong market conditions. However, these higher volumes were offset by decreased gross margins for housing at 18.5% for the quarter compared 24.9% in the same quarter last year primarily due to a change in product mix; as at September 30, 2016 we had 27 (2015 – 28) active land communities and 80 (2015 – 59) active housing communities.
Our Brazilian operations delivered 10 projects during the quarter in comparison to five in the third quarter of 2015. Although deliveries were higher in the current quarter, FFO decreased from a loss of $5 million in the prior year quarter to a loss $15 million in current quarter. This was due to increased costs on certain projects and decreased pricing as a result of the weak economic environment in Brazil and its impact on the residential market. We currently have 33 projects under development as compared to 63 at the start of 2016 and 104 at this time last year, as we have been focused on delivering our current inventory over the past year. Although the market in Brazil remains challenging, consumer confidence levels are now rising, enhancing the value of our business and our ability to generate stronger results over time. Evidence of this confidence is seen through our recent launch of new products, after two years of not launching products into the market.
Common Equity by Segment
Segment equity was $2.7 billion at September 30, 2016 (December 31, 2015 – $2.2 billion) and consists largely of residential development inventory. We invested $232 million in our Brazilian operations, using the funds to repay high cost debt, lowering leverage and associated interest expense. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

Q3 2016 INTERIM REPORT 35

CORPORATE ACTIVITIES
Our corporate activities primarily consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and through directly held investments, as well as funding this capital through the issuance of corporate borrowings and preferred shares. We also hold financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.
Segment equity in our corporate activities was a deficit of $7.4 billion at September 30, 2016 (December 31, 2015 – $6.1 billion). Corporate borrowings are generally issued with fixed interest rates and held at amortized cost. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. Preferred equity does not revalue under IFRS.
The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT SEP. 30, 2016 AND DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Cash and financial assets, net	$8	$(17)	$1,187	$1,018
Corporate borrowings	(64)	(56)	(4,674)	(3,936)
Preferred equity[1]	—	—	(3,732)	(3,739)
Corporate costs and taxes/net working capital	(29)	(25)	(216)	606
	$(85)	$(98)	$(7,435)	$(6,051)

1. FFO excludes preferred share distributions of $33 million (2015 – $32 million)
Our portfolio of cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as available-for-sale securities, in which case they are recorded at fair value with changes in value recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. Our financial assets consist of $1,644 million of cash, securities and other financial assets (December 31, 2015 – $1,298 million), which are partially offset by $457 million (December 31, 2015 – $280 million) of deposits and other liabilities.
FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses on our financial asset portfolio and realized disposition gains or losses. FFO in our cash and financial asset portfolio was $8 million, reflecting favourable market performance. FFO on our corporate borrowings reflects the interest expense on those borrowings, which increased from the prior year as a result of a corporate debt issuances during the year. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities. These items are partly offset by net deferred income tax assets of $721 million (December 31, 2015 – $729 million). Net working capital in the prior year included a $632 million loan receivable from BPY which was repaid during the first quarter of 2016. FFO includes corporate costs and cash taxes, which increased over the prior year quarter due to a higher level of cash taxes in the current quarter.

36 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
Overview
We review key components of our consolidated capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
The following table presents our capitalization on a consolidated corporate (i.e., deconsolidated), and proportionately consolidated basis:

	Consolidated[1]		Corporate		Proportionate[1]
AS AT SEP. 30, 2016 AND DEC. 31, 2015 (MILLIONS)	2016	2015	2016	2015	2016	2015
Corporate borrowings	$4,674	$3,936	$4,674	$3,936	$4,674	$3,936
Non-recourse borrowings
Property-specific mortgages	52,803	46,474	—	—	27,659	26,730
Subsidiary borrowings	9,663	8,303	—	—	6,217	5,303
	67,140	58,713	4,674	3,936	38,550	35,969
Accounts payable and other	12,570	11,433	1,940	1,726	8,777	7,537
Deferred tax liabilities	9,465	8,810	171	155	4,729	4,904
Subsidiary equity obligations	3,543	3,331	—	—	1,824	1,895
Equity
Non-controlling interests	40,955	31,920	—	—	—	—
Preferred equity	3,732	3,739	3,732	3,739	3,732	3,739
Common equity	22,432	21,568	22,432	21,568	22,432	21,568
	67,119	57,227	26,164	25,307	26,164	25,307
Total capitalization	$159,837	$139,514	$32,949	$31,124	$80,044	$75,612

1. Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance
Consolidated Capitalization
Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities. We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are equity accounted, such as our investments in General Growth Properties and Canary Wharf and several of our infrastructure businesses.
Corporate Capitalization
Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. Corporate borrowings increased by $738 million from year end as a result of the issuance of $500 million and C$500 million notes with a coupon of 4.25% and 3.80%, respectively, the repayment of C$300 million notes with a coupon of 5.20%, and $140 million of foreign exchange revaluation on Canadian dollar borrowings.
Common and preferred equity totals $26.2 billion (2015 – $25.3 billion) and represents approximately 79% of our corporate capitalization.
Corporate borrowings are further described on page 38.
Proportionate Capitalization
Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Q3 2016 INTERIM REPORT 37

Cash and Financial Assets
The following table presents our cash and financial assets on a consolidated and corporate (i.e., deconsolidated) basis:

	Consolidated		Corporate
(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Financial assets
Government bonds	$51	$122	$28	$101
Corporate bonds and other	1,657	1,648	169	210
Preferred shares	32	22	15	14
Common equity	2,098	2,985	645	286
Loans receivable/deposits	1,258	1,379	72	150
Total financial assets	5,096	6,156	929	761
Cash and cash equivalents	4,372	2,774	715	537
	$9,468	$8,930	$1,644	$1,298
Consolidated Cash and Financial Assets
Consolidated cash and financial assets include financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are allocated to certain of our business operating segments. Common equity investments decreased by $0.9 billion as commenced equity accounting and consolidated our previously held $1.2 billion toehold position in an Australian logistics business.
Corporate Cash and Financial Assets
We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.
Government and corporate bonds and other include short duration securities for liquidity purposes and longer dated securities that match $89 million of insurance liabilities that are included in net working capital within our corporate segment.
During the nine months ended September 30, 2016, we invested $359 million into common equity securities as a short-term investment of our corporate cash.
In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $300 million (2015 – $800 million) and sold protection for $58 million (2015 – $70 million). The carrying value of these derivative instruments reflected in our financial statements at September 30, 2016 was an asset of $2 million (2015 – asset of $3 million).
Corporate Borrowings
Corporate borrowings at September 30, 2016 included term debt of $4.6 billion (December 31, 2015 – $3.8 billion), which increased as a result of a C$500 million issuance during the quarter, a $500 million issuance earlier in the year and the impact of foreign exchange on Canadian dollar balances, partially offset by C$300 million repayment during the quarter. We had $101 million of commercial paper and bank borrowings outstanding at September 30, 2016 (December 31, 2015 – $156 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities of which $1.5 billion have a five-year term, $170 million have a four-year term and the remaining $300 million have a three-year term. As at September 30, 2016, approximately $83 million of the facilities were utilized for letters of credit (December 31, 2015 – $101 million).
Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from April 2017 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.
Our corporate term debt has an average term of eight years (December 31, 2015 – eight years). The average interest rate on our corporate borrowings was 4.7% at September 30, 2016 (December 31, 2015 – 5.0%).

38 BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
($ MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Property	4	4	$32,133	$31,191
Renewable power	8	9	8,168	5,602
Infrastructure	8	9	7,911	6,325
Private equity and other	3	3	2,148	2,300
Residential development	1	2	550	626
Total	5	5	$50,910	$46,044
Property-specific borrowings increased by $4.9 billion during the first nine months of 2016 due to $5.1 billion of borrowings assumed on or issued in conjunction with acquisitions offset by repayment of amounts previously drawn on revolving or term bank facilities. The additional borrowings in our renewable power operations are primarily related to the acquisitions of hydroelectric facilities in Colombia and the U.S. The additional borrowings in our infrastructure operations are also primarily related to acquisitions, including the acquisitions of our Indian and Peruvian toll roads, North American gas storage operations and Australian ports business. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall decrease in the value of the U.S. dollar during the period increased the carrying value of our non-U.S. dollar borrowings.
Subsidiary Borrowings
We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing financing costs equally among equity holders in partially owned subsidiaries.

	Average Term		Consolidated
($ MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Property	2	1	$3,661	$2,864
Renewable power	6	6	2,268	1,736
Infrastructure	4	4	1,511	1,491
Private equity and other	3	3	584	623
Residential development	6	7	1,639	1,589
Total	4	4	$9,663	$8,303
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings increased by $1.4 billion as our subsidiaries utilized their credit facilities to fund investments and growth initiatives, as well as C$500 million issuance in BEP during the third quarter of 2016.
Subsidiary Equity Obligations
The following table disaggregates subsidiary equity obligations by type:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
Subsidiary preferred equity units	$1,570	$1,554
Limited life funds and redeemable fund units	1,417	1,274
Subsidiary preferred shares	556	503
	$3,543	$3,331

Q3 2016 INTERIM REPORT 39

Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
($ MILLIONS)		Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Fixed rate-reset	Perpetual	4.39%	4.63%	$2,464	$2,506
Fixed rate	Perpetual	4.82%	4.82%	753	753
Floating rate	Perpetual	1.98%	1.92%	515	480
Total		4.14%	4.32%	$3,732	$3,739
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre-determined spread over the Canadian five-year government bond yield. The average reset spread as at September 30, 2016 was 260 basis points.
During the quarter we repurchased 57,475 (258,187 year to date) of our fixed rate-reset preferred shares with a face value of $1.4 million ($6.4 million year to date).
Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of co-investors interests in Brookfield Property Partners, Brookfield Renewable Partners, Brookfield Infrastructure Partners and Brookfield Business Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
Brookfield Property Partners L.P.	$18,935	$16,045
Brookfield Renewable Partners L.P.	8,526	5,358
Brookfield Infrastructure Partners L.P.	7,020	5,591
Brookfield Business Partners L.P.	2,018	1,579
Other participating interests	4,456	3,347
	$40,955	$31,920
The increase in non-controlling interests is the result of acquisitions made through private funds in the last nine months, in particular the acquisition of a Colombian hydroelectric portfolio through a private fund and with co-investors, which contributed $2.6 billion of the increase in non-controlling in BEP, as well as the acquisition of self-storage operations, a U.S. retail mall portfolio, and a portfolio of student housing in our opportunistic real estate funds, which are consolidated by BPY, and the acquisition of our North American gas storage operations, a portion of our Australian port operations and toll roads that are consolidated by BIP.
Class A Shares
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A common shares (“Class A shares”) during the periods are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Outstanding at beginning of period	959.0	960.3	961.3	928.2
Issued (repurchased)
Issuances	—	—	—	32.9
Repurchases	(0.1)	(4.1)	(3.3)	(9.0)
Long-term share ownership plans[1]	0.3	0.8	1.1	4.8
Dividend reinvestment plan and others	0.1	0.1	0.2	0.2
Outstanding at end of period	959.3	957.1	959.3	957.1
Unexercised options and other share-based plans[1]	45.3	52.8	45.3	52.8
Total diluted shares at end of period	1,004.6	1,009.9	1,004.6	1,009.9

1. Includes management share option plan and restricted stock plan

40 BROOKFIELD ASSET MANAGEMENT

The company holds 27.8 million Class A shares (December 31, 2015 – 26.3 million) purchased by consolidated entities in respect of long-term share ownership programs which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 5.1 million (December 31, 2015 – 3.7 million) shares issuable in respect of these plans based on the market value of the Class A shares at September 30, 2016 and December 31, 2015, resulting in a net reduction of 22.7 million (December 31, 2015 – 22.6 million) diluted shares outstanding.
During the third quarter of 2016, 731,379 options were exercised on a net-settled basis, resulting in the issuance of 198,058 Class A shares and the cancellation of 533,321 vested options.
The cash value of unexercised options is $914 million (December 31, 2015 – $828 million) based on the proceeds that would be received on exercise of the options.
As of November 11, 2016, the Corporation had outstanding 959,175,460 Class A shares and 85,120 Class B shares.
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Net income	$1,036	$289	$1,478	$1,663
Preferred share dividends	(33)	(32)	(100)	(100)
Net income available to shareholders	$1,003	$257	$1,378	$1,563

Weighted average shares	959.1	958.7	959.0	946.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	18.8	25.0	17.4	28.0
Shares and share equivalents	977.9	983.7	976.4	974.7

1. Includes management share option plan and escrowed stock plan
LIQUIDITY
Overview
As an asset manager, most of our investment transactions and funding activities occur within our private funds and listed partnerships. We endeavour to structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the Corporation. Our share of capital commitments to private funds are generally funded via our capital in the associated listed partnership, based on investment strategy of each fund. From time to time we will invest additional capital in these listed partnerships through participation in equity issuances or alternatively may sell units on a secondary basis.
Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at September 30, 2016, core liquidity at the corporate level was $2.9 billion, consisting of $1.2 billion in cash and financial assets, net of deposits and other liabilities, and $1.7 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BEP, BIP, and BBU, and was $7.0 billion at the end of the period. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they are expected to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Client commitments in our private funds totalled $18.9 billion at September 30, 2016.
The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Cash and financial assets, net	$1,187	$1,018	$768	$428	$1,955	$1,446
Undrawn committed credit facilities	1,746	1,673	3,310	2,533	5,056	4,206
	$2,933	$2,691	$4,078	$2,961	$7,011	$5,652

Q3 2016 INTERIM REPORT 41

Corporate level liquidity is readily available for use without any material tax consequences. We expect to fund Corporate transactions and financial commitments with existing cash and financial asset balances and borrowing under corporate credit facilities. We also have the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including those listed in the table below on this page.
Our principal subsidiaries are publicly listed limited partnerships that are able to repatriate cash without the imposition of material tax consequences on the partnerships themselves. As a limited partner, we receive distributions from these subsidiaries, which are not taxable to us. We recognize income taxes based on our share of the partnerships’ taxable income and we record this as part of our tax expense.
The majority of our investments in the assets and businesses across our operations are primarily funded by our principal subsidiaries; the underlying liquidity of these assets or businesses will not be repatriated directly to the company. Should the company, through its controlling interest, choose to repatriate this cash, the principal subsidiaries would receive their proportionate share of the cash balance. The company, in turn, would receive a distribution from the principal subsidiaries. Such repatriations would not have any material tax consequences to the Corporation.
We hold much of the capital invested by the Corporation in the form of listed equity securities which provides us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of the company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio:

AS AT SEP. 30, 2016 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners[3]	68.7%	487.9	$1.12	$12,447	$622
Brookfield Renewable Partners	61.3%	183.4	1.78	5,642	327
Brookfield Infrastructure Partners	29.6%	102.1	1.57	3,537	161
Brookfield Business Partners	79.3%	72.9	0.28	1,928	18
Norbord	40.8%	34.9	0.30	898	11
Acadian Timber Corp.	44.9%	7.5	0.76	104	6
				$24,556	$1,145

1.
Based on current distribution policies
2.
Quoted value using September 30, 2016 public pricing
3.
Quoted value includes $1,265 million of preferred shares and distributions includes $76 million of preferred distributions

42 BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Operating activities	$635	$985	$1,719	$2,101
Financing activities	(119)	5,385	5,856	7,170
Investing activities	(182)	(6,054)	(6,060)	(9,119)
Change in cash and cash equivalents	$334	$316	$1,515	$152
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.
Operating Activities
Cash flow from operating activities totalled $0.6 billion in the third quarter of 2016, a $350 million decrease from 2015. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an outflow of $342 million in the third quarter of 2016 (2015 – $73 million) and an outlay of $497 million thus far in 2016 (2015 – $130 million). Operating cash flow prior to non-cash working capital and residential inventory was $1,273 million during the third quarter of 2016, which was $372 million higher than 2015 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired over the last twelve months.
Financing Activities
Financing activities were cash neutral during the three months ended September 30, 2016, as compared to an inflow of $5.4 billion in 2015. Our subsidiaries issued $4.1 billion (2015 – $7.0 billion) and repaid $4.3 billion (2015 – $2.2 billion) of property-specific and subsidiary borrowings, for a net issuance of $0.2 billion (2015 – $4.8 billion) during the quarter. We raised $2.4 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, including the repayment of $1.0 billion of short-term borrowings backed by private fund commitments. Most of the activity related to the acquisition of our Colombian hydroelectric portfolio and acquisitions within our property and infrastructure funds. The corporation issued $377 million of medium-term notes, the proceeds of which were used to repay medium-term notes that came to maturity.
Investing Activities
During the third quarter of 2016, we invested $2.7 billion and generated proceeds of $2.5 billion from dispositions for net cash deployed in investing activities of $0.2 billion. This compares to net cash investments of $6.0 billion in the third quarter of 2015. We acquired $1.3 billion of consolidated subsidiaries which includes a North American gas storage business and a U.S. retail mall business. Disposition proceeds included over $0.7 billion from the sale of office properties. We continued to acquire financial assets, which represent an outflow of $0.4 billion, relating to investments in debt and equity securities. Investing activities in the prior year included a UK resort operator, a U.S. multifamily portfolio in a property fund and industrial investments in North America in a private equity fund.
.

Q3 2016 INTERIM REPORT 43

PART 5 – ADDITIONAL INFORMATION
ACCOUNTING POLICIES AND INTERNAL CONTROLS
Accounting Policies, Judgments and Estimates
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report.
For further reference on accounting policies, judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2015 consolidated financial statements.
Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:
Property, Plant, and Equipment and Intangible Assets
IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis; the adoption did not have a significant impact on the company’s consolidated financial statements.
Investments in Associates and Joint Ventures
The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.
Future Changes in Accounting Standards
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.
Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.
Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

44 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No changes were made in our internal control over financial reporting during the quarter ended September 30, 2016, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25d, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The consolidated financial statements included in this interim report give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as whole; and

•
The management’s discussion and analysis included in this interim report includes a fair review of the information required under section 5:25d, paragraph 8 and, as far as applicable, paragraph 9 of the Dutch Act regarding the company and the undertakings included in the consolidation taken as whole.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
Note: This Report to Shareholders contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Q3 2016 INTERIM REPORT 45

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) (MILLIONS)	Note	Sep. 30, 2016	Dec. 31, 2015
Assets
Cash and cash equivalents		$4,372	$2,774
Other financial assets	5, 6	5,096	6,156
Accounts receivable and other	6	8,882	7,044
Inventory	6	5,869	5,281
Assets classified as held for sale	7	3,760	1,397
Equity accounted investments		24,453	23,216
Investment properties		50,374	47,164
Property, plant and equipment	8	45,203	37,273
Intangible assets		6,294	5,170
Goodwill		3,932	2,543
Deferred income tax assets		1,602	1,496
Total Assets		$159,837	$139,514

Liabilities and Equity
Accounts payable and other	6	$12,478	$11,366
Liabilities associated with assets classified as held for sale	7	1,985	522
Corporate borrowings		4,674	3,936
Non-recourse borrowings
Property-specific mortgages	6	50,910	46,044
Subsidiary borrowings	6	9,663	8,303
Deferred income tax liabilities		9,465	8,785
Subsidiary equity obligations		3,543	3,331
Equity
Preferred equity		3,732	3,739
Non-controlling interests		40,955	31,920
Common equity	10	22,432	21,568
Total equity		67,119	57,227
Total Liabilities and Equity		$159,837	$139,514

46 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2016	2015	2016	2015
Revenues		$6,285	$5,056	$17,476	$14,375
Direct costs		(4,590)	(3,740)	(12,568)	(10,341)
Other income and gains		325	133	391	145
Equity accounted income		454	304	1,041	1,174
Expenses
Interest		(825)	(691)	(2,407)	(2,117)
Corporate costs		(20)	(25)	(68)	(83)
Fair value changes	11	(59)	389	358	1,572
Depreciation and amortization		(541)	(436)	(1,538)	(1,265)
Income taxes		992	(145)	556	22
Net income		$2,021	$845	$3,241	$3,482
Net income attributable to:
Shareholders		$1,036	$289	$1,478	$1,663
Non-controlling interests		985	556	1,763	1,819
		$2,021	$845	$3,241	$3,482
Net income per share:
Diluted	10	$1.03	$0.26	$1.41	$1.60
Basic	10	1.05	0.27	1.44	1.65

Q3 2016 INTERIM REPORT 47

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Net income	$2,021	$845	$3,241	$3,482
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements	11	(158)	(253)	(82)
Available-for-sale securities	(136)	(327)	39	(428)
Equity accounted investments	(9)	23	(69)	112
Foreign currency translation	(151)	(2,106)	1,741	(3,627)
Income taxes	13	(18)	52	(44)
	(272)	(2,586)	1,510	(4,069)
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	37	(2)	59	49
Revaluation of pension obligations	(6)	15	(27)	19
Equity accounted investments	—	—	17	—
Income taxes	6	1	12	(3)
	37	14	61	65
Other comprehensive (loss) income	(235)	(2,572)	1,571	(4,004)
Comprehensive income (loss)	$1,786	$(1,727)	$4,812	$(522)
Attributable to:
Shareholders
Net income	$1,036	$289	$1,478	$1,663
Other comprehensive (loss) income	(58)	(1,219)	544	(1,598)
Comprehensive income (loss)	$978	$(930)	$2,022	$65

Non-controlling interests
Net income	$985	$556	$1,763	$1,819
Other comprehensive (loss) income	(177)	(1,353)	1,027	(2,406)
Comprehensive income (loss)	$808	$(797)	$2,790	$(587)

48 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2016	$4,384	$212	$10,617	$1,433	$6,639	$(1,090)	$(562)	$21,633	$3,734	$39,172	$64,539
Changes in period
Net income	—	—	1,036	—	—	—	—	1,036	—	985	2,021
Other comprehensive income	—	—	—	—	13	47	(118)	(58)	—	(177)	(235)
Comprehensive income	—	—	1,036	—	13	47	(118)	978	—	808	1,786
Shareholder distributions
Common equity	—	—	(125)	—	—	—	—	(125)	—	—	(125)
Preferred equity	—	—	(33)	—	—	—	—	(33)	—	—	(33)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(609)	(609)
Other items
Equity issuances, net of redemptions	7	(3)	7	—	—	—	—	11	(2)	1,535	1,544
Share-based compensation	—	14	(1)	—	—	—	—	13	—	1	14
Ownership changes	—	—	—	(61)	(2)	12	6	(45)	—	48	3
Total change in period	7	11	884	(61)	11	59	(112)	799	(2)	1,783	2,580
Balance as at September 30, 2016	$4,391	$223	$11,501	$1,372	$6,650	$(1,031)	$(674)	$22,432	$3,732	$40,955	$67,119

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at June 30, 2015	$4,278	$204	$10,590	$1,542	$6,173	$(943)	$(377)	$21,467	$3,549	$30,006	$55,022
Changes in period
Net income	—	—	289	—	—	—	—	289	—	556	845
Other comprehensive income	—	—	—	—	1	(936)	(284)	(1,219)	—	(1,353)	(2,572)
Comprehensive income	—	—	289	—	1	(936)	(284)	(930)	—	(797)	(1,727)
Shareholder distributions
Common equity	—	—	(115)	—	—	—	—	(115)	—	—	(115)
Preferred equity	—	—	(32)	—	—	—	—	(32)	—	—	(32)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(479)	(479)
Other items
Equity issuances, net of redemptions	—	(4)	(115)	—	—	—	—	(119)	—	572	453
Share-based compensation	—	20	1	—	—	—	—	21	—	2	23
Ownership changes	—	—	10	17	(5)	(3)	(5)	14	—	97	111
Total change in period	—	16	38	17	(4)	(939)	(289)	(1,161)	—	(605)	(1,766)
Balance as at September 30, 2015	$4,278	$220	$10,628	$1,559	$6,169	$(1,882)	$(666)	$20,306	$3,549	$29,401	$53,256

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

Q3 2016 INTERIM REPORT 49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227
Changes in period
Net income	—	—	1,478	—	—	—	—	1,478	—	1,763	3,241
Other comprehensive income	—	—	—	—	26	657	(139)	544	—	1,027	1,571
Comprehensive income	—	—	1,478	—	26	657	(139)	2,022	—	2,790	4,812
Shareholder distributions
Common equity	—	—	(872)	—	—	54	2	(816)	—	441	(375)
Preferred equity	—	—	(100)	—	—	—	—	(100)	—	—	(100)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,450)	(1,450)
Other items
Equity issuances, net of redemptions	13	(9)	(74)	—	—	—	—	(70)	(7)	5,684	5,607
Share-based compensation	—	40	(17)	—	—	—	—	23	—	6	29
Ownership changes	—	—	41	(128)	(163)	54	1	(195)	—	1,564	1,369
Total change in period	13	31	456	(128)	(137)	765	(136)	864	(7)	9,035	9,892
Balance as at September 30, 2016	$4,391	$223	$11,501	$1,372	$6,650	$(1,031)	$(674)	$22,432	$3,732	$40,955	$67,119

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
(UNAUDITED) FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247
Changes in period
Net income	—	—	1,663	—	—	—	—	1,663	—	1,819	3,482
Other comprehensive income	—	—	—	—	30	(1,400)	(228)	(1,598)	—	(2,406)	(4,004)
Comprehensive income	—	—	1,663	—	30	(1,400)	(228)	65	—	(587)	(522)
Shareholder distributions
Common equity	—	—	(336)	—	—	—	—	(336)	—	—	(336)
Preferred equity	—	—	(100)	—	—	—	—	(100)	—	—	(100)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,178)	(1,178)
Other items
Equity issuances, net of redemptions	1,247	(15)	(309)	—	—	—	—	923	—	1,431	2,354
Share-based compensation	—	50	(2)	—	—	—	—	48	—	32	80
Ownership changes	—	—	10	(420)	6	(41)	(2)	(447)	—	158	(289)
Total change in period	1,247	35	926	(420)	36	(1,441)	(230)	153	—	(144)	9
Balance as at September 30, 2015	$4,278	$220	$10,628	$1,559	$6,169	$(1,882)	$(666)	$20,306	$3,549	$29,401	$53,256

1.
Includes gains or losses on changes in ownership interests of consolidated subsidiaries
2.
Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

50 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Nine Months Ended
(UNAUDITED) FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2016	2015	2016	2015
Operating activities
Net income		$2,021	$845	$3,241	$3,482
Share of undistributed equity accounted earnings		(318)	(98)	(677)	(739)
Fair value changes	11	59	(389)	(358)	(1,572)
Depreciation and amortization		541	436	1,538	1,265
Deferred income taxes		(1,030)	107	(698)	(131)
Investments in residential inventory		(342)	(73)	(497)	(130)
Net change in non-cash working capital balances		(296)	157	(830)	(74)
		635	985	1,719	2,101
Financing activities
Corporate borrowings arranged		377	280	869	776
Corporate borrowings repaid		(232)	—	(232)	—
Commercial paper and bank borrowings, net		138	504	(71)	(11)
Non-recourse borrowings arranged		4,113	6,959	16,225	14,741
Non-recourse borrowings repaid		(4,301)	(2,185)	(13,457)	(9,024)
Non-recourse credit facilities, net		(981)	—	(981)	—
Subsidiary equity obligations issued		—	21	9	36
Subsidiary equity obligations redeemed		(2)	(19)	(177)	(80)
Capital provided from non-controlling interests		2,400	1,162	8,250	3,718
Capital repaid to non-controlling interests		(865)	(590)	(2,566)	(2,287)
Preferred equity redemption		(1)	—	(6)	—
Common shares issued		2	12	12	1,252
Common shares repurchased		—	(133)	(94)	(337)
Distributions to non-controlling interests		(609)	(479)	(1,450)	(1,178)
Distributions to shareholders		(158)	(147)	(475)	(436)
		(119)	5,385	5,856	7,170
Investing activities
Acquisitions
Investment properties		(292)	(744)	(1,419)	(2,214)
Property, plant and equipment		(376)	(295)	(1,007)	(760)
Equity accounted investments		(239)	(281)	(1,065)	(3,649)
Financial assets and other		(419)	(619)	(2,796)	(2,405)
Acquisition of subsidiaries		(1,194)	(5,406)	(6,082)	(7,041)
Dispositions
Investment properties		766	303	2,550	1,690
Property, plant and equipment		21	60	33	147
Equity accounted investments		472	207	969	971
Financial assets and other		1,216	537	2,874	2,099
Disposition of subsidiaries		4	266	131	347
Restricted cash and deposits		(141)	(82)	(248)	1,696
		(182)	(6,054)	(6,060)	(9,119)
Cash and cash equivalents
Change in cash and cash equivalents		334	316	1,515	152
Foreign exchange revaluation		18	(182)	83	(255)
Balance, beginning of period		4,020	2,923	2,774	3,160
Balance, end of period		$4,372	$3,057	$4,372	$3,057

Q3 2016 INTERIM REPORT 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these interim financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
2.    SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
The interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2015, except as noted below in Note 2(b).
The interim financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented as Note 2 to the Consolidated Financial Statements for the fiscal year ended December 31, 2015 included in that report.
The interim financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issuance by the Board of Directors of the company on November 10, 2016.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2016 as follows:
Property, Plant, and Equipment and Intangible Assets
IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were amended to clarify the appropriate method of amortization for intangible assets. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment; the amendments to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. The company adopted the amendments to IAS 16 and IAS 38 on January 1, 2016, on a prospective basis, the adoption did not have a significant impact on the company’s consolidated financial statements.
Investments in Associates and Joint Ventures
The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted. The impacts of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements are not significant.
 c)    Future Changes in Accounting Standards
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The IASB has tentatively deferred mandatory adoption of IFRS 15 until periods beginning on or after January 1, 2018 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

52 BROOKFIELD ASSET MANAGEMENT

Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (“IFRS 9”), superseding IAS 39, Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.
Leases
In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on balance sheets, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.
3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations consist of managing our listed partnerships, private funds and public securities on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, performance fees and carried interests. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on energy, industrial, construction and other business services.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

On June 20, 2016 we formed a listed issuer called Brookfield Business Partners L.P. (“BBU”) by way of a special dividend to shareholders. BBU is the primary vehicle through which we own and operate businesses within our private equity business group. In connection with the formation of BBU, we have realigned the organizational and governance structure of these businesses and changed how the company presents information for financial reporting and management decision making which has resulted in a change in the private equity and service activities segments. Specifically, our private equity reportable segment includes our investments included in BBU, Norbord Inc. and certain other directly held investments. Accordingly, effective the first quarter 2016, we changed our private equity and service activities operating segments into a single operating segment, and a single reportable segment, called Private Equity. The company has retrospectively applied this segment change for all periods presented.

Q3 2016 INTERIM REPORT 53

b)    Segment Financial Measures
Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.
We use FFO to assess our performance both as an asset manager and an investor and operator of our assets; we use FFO to understand the financial impact of our operating decisions. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the in period impact of contracts that we enter into to generate revenue, including asset management agreements, leases, power sales agreements, take or pay contracts, and sales of inventory, and also the impact of changes in leverage or the cost of that leverage as well as other costs incurred to operate our business.
FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods adjusted to include taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business and the ultimate gain or loss on disposition of an asset is an important indicator of our performance as an allocator of capital. As noted above, unrealized fair value changes are excluded from FFO; however, gains or losses recorded over the life of an asset are included in the determination of realized disposition gains or losses.
We exclude depreciation and amortization from FFO, as we believe that the value of most of our assets typically increase over time, provided we make the necessary maintenance expenditures. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We also exclude deferred income taxes from FFO. The vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS, and as a result, these unrealized balances are eliminated. Cash taxes are included within FFO.
Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.
We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 25. We do not use FFO as a measure of cash generated from our operations.
We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

i.	Segment Balance Sheet Information
The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

ii.	Segment Allocation and Measurement
 Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions, which would otherwise be included within its corporate activities segment such as information technology and internal audit, pursuant to formal policies.

54 BROOKFIELD ASSET MANAGEMENT

c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$46	$1,654	$627	$593	$2,500	$832	$33	$6,285
Inter-segment revenues	237	4	—	—	83	—	—	324	i
Segmented revenues	283	1,658	627	593	2,583	832	33	6,609
Segmented equity accounted income	—	201	4	184	39	5	3	436	ii
Interest expense	—	(440)	(162)	(102)	(37)	(20)	(64)	(825)	iii
Current income taxes	—	(10)	(7)	(9)	(8)	(9)	5	(38)	iv
Funds from operations	178	545	49	89	97	10	(85)	883	v
Common equity	337	17,121	4,862	2,343	2,505	2,699	(7,435)	22,432
Equity accounted investments	—	16,678	202	6,697	386	385	105	24,453
Additions to non-current assets[1]	—	3,238	100	2,678	66	5	10	6,097

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$69	$1,403	$342	$532	$2,180	$539	$(9)	$5,056
Inter-segment revenues	182	—	—	—	93	—	9	284	i
Segmented revenues	251	1,403	342	532	2,273	539	—	5,340
Segmented equity accounted income	—	193	5	146	35	4	(2)	381	ii
Interest expense	—	(386)	(107)	(96)	(34)	(19)	(58)	(700)	iii
Current income taxes	—	(9)	(10)	(5)	(6)	(5)	(3)	(38)	iv
Funds from operations	141	214	48	71	84	41	(98)	501	v
Common equity	328	16,265	4,424	2,203	2,178	2,221	(6,051)	21,568
Equity accounted investments	—	17,494	197	4,690	412	358	65	23,216
Additions to non-current assets[1]	—	8,675	79	293	1,238	67	24	10,376

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$179	$4,759	$1,898	$1,690	$6,999	$1,808	$143	$17,476
Inter-segment revenues	702	10	—	—	241	—	6	959	i
Segmented revenues	881	4,769	1,898	1,690	7,240	1,808	149	18,435
Segmented equity accounted income	—	647	8	487	135	26	(2)	1,301	ii
Interest expense	—	(1,288)	(455)	(308)	(113)	(69)	(180)	(2,413)	iii
Current income taxes	—	(20)	(23)	(22)	(23)	(15)	(39)	(142)	iv
Funds from operations	554	1,193	154	271	277	(12)	(214)	2,223	v
Additions to non-current assets[1]	—	7,670	6,766	4,723	270	68	46	19,543

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	Asset Management	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Notes
External revenues	$202	$4,020	$1,243	$1,606	$5,693	$1,540	$71	$14,375
Inter-segment revenues	512	—	—	—	285	—	22	819	i
Segmented revenues	714	4,020	1,243	1,606	5,978	1,540	93	15,194
Segmented equity accounted income	—	534	18	402	54	8	(3)	1,013	ii
Interest expense	—	(1,153)	(326)	(288)	(100)	(102)	(170)	(2,139)	iii
Current income taxes	—	(32)	(20)	(19)	(9)	(19)	(10)	(109)	iv
Funds from operations	393	821	195	189	179	20	(219)	1,578	v
Additions to non-current assets[1]	—	14,824	1,349	1,824	3,004	98	92	21,191

1. Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

Q3 2016 INTERIM REPORT 55

i.	Inter-Segment Revenues
For the three months ended September 30, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $241 million (2015 – $182 million), revenues earned on construction projects between consolidated entities totalling $83 million (2015 – $93 million) and interest income on loans between consolidated entities totalling $nil (2015 – $9 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
For the nine months ended September 30, 2016, the adjustment to external revenues, when determining segmented revenues, consists of management fees and leasing revenues earned from consolidated entities totalling $712 million (2015 – $512 million) revenues earned on construction projects between consolidated entities totalling $241 million (2015 – $285 million) and interest income on loans between consolidated entities totalling $6 million (2015 – $22 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

ii.	Equity Accounted Income
The company defines equity accounted profit or loss to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Segmented equity accounted income	$436	$381	$1,301	$1,013
Fair value changes and other non-FFO items	18	(77)	(260)	161
Equity accounted income	$454	$304	$1,041	$1,174

iii.	Interest Expense
For the three months ended September 30, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $nil (2015 – $9 million) that is eliminated on consolidation, along with the associated revenue.
For the nine months ended September 30, 2016, the adjustment to interest expense consists of interest on loans between consolidated entities totalling $6 million (2015 – $22 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Segment current tax expense	$(38)	$(38)	$(142)	$(109)
Deferred income tax recovery (expense)	1,030	(107)	698	131
Income tax recovery (expense)	$992	$(145)	$556	$22

v.	Reconciliation of FFO to Net Income
The following table reconciles total reportable segment FFO to net income:

		Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Note	2016	2015	2016	2015
Total reportable segment FFO		$883	$501	$2,223	$1,578
Realized disposition gains in fair value changes or prior periods	vi	(235)	(68)	(570)	(421)
Non-controlling interests in FFO		925	643	2,330	1,726
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		18	(77)	(260)	161
Fair value changes		(59)	389	358	1,572
Depreciation and amortization		(541)	(436)	(1,538)	(1,265)
Deferred income taxes		1,030	(107)	698	131
Net income		$2,021	$845	$3,241	$3,482

56 BROOKFIELD ASSET MANAGEMENT

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The realized disposition gains recorded in fair value changes or prior periods for the three and nine months ended September 30, 2016, were $235 million (2015 – $68 million) and $570 million (2015 – $421 million), respectively. There were no realized disposition gains recorded directly in equity as changes in ownership.

d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
United States	$2,040	$1,544	$5,710	$4,791
Canada	1,152	1,004	3,222	2,731
Europe	805	795	2,422	1,860
Australia	995	951	2,801	2,675
Brazil	583	273	1,220	896
Colombia	243	36	710	118
Other	467	453	1,391	1,304
	$6,285	$5,056	$17,476	$14,375
The company’s consolidated assets by location of assets are as follows:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
United States	$76,867	$68,438
Canada	19,671	18,805
Europe	20,034	20,762
Australia	14,019	13,549
Brazil	12,508	9,968
Colombia	7,563	676
Other	9,175	7,316
	$159,837	$139,514

Q3 2016 INTERIM REPORT 57

e)    Revenues Allocation
Total external revenues by product or service are as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Asset management	$46	$69	$179	$202
Property
Core office	555	554	1,639	1,735
Opportunistic and other	1,099	849	3,120	2,285
Renewable power
Hydroelectric	518	262	1,583	941
Wind energy	83	70	279	272
Co-generation and other	26	10	36	30
Infrastructure
Utilities	208	218	625	647
Transport	212	164	531	491
Energy	102	89	283	274
Sustainable resources and other	71	61	251	194
Private equity
Construction services	1,037	929	2,886	2,337
Other business services	509	476	1,442	1,236
Energy	68	80	197	256
Other industrial operations	886	695	2,474	1,864
Residential development	832	539	1,808	1,540
Corporate activities	33	(9)	143	71
	$6,285	$5,056	$17,476	$14,375

58 BROOKFIELD ASSET MANAGEMENT

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the nine months ended September 30, 2016. Purchase price allocations for the business combinations completed in the period have been completed on a preliminary basis:

(MILLIONS)	Property	Renewable Power	Infrastructure and Other	Total
Cash and cash equivalents	$88	$116	$149	$353
Accounts receivable and other	147	177	656	980
Inventory	9	34	39	82
Equity accounted investments	—	—	40	40
Investment properties	6,081	—	—	6,081
Property, plant and equipment	198	5,722	1,094	7,014
Intangible assets	1	—	1,186	1,187
Goodwill	5	808	486	1,299
Deferred income tax assets	—	—	14	14
Total assets	6,529	6,857	3,664	17,050
Less:
Accounts payable and other	(299)	(386)	(263)	(948)
Non-recourse borrowings	(2,803)	(1,143)	(1,165)	(5,111)
Deferred income tax liabilities	—	(1,016)	(255)	(1,271)
Non-controlling interests[1]	(33)	(1,417)	(1,403)	(2,853)
	(3,135)	(3,962)	(3,086)	(10,183)
Net assets acquired	$3,394	$2,895	$578	$6,867
Consideration[2]	$3,368	$2,895	$578	$6,841

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.
Total consideration, including amounts paid by non-controlling interests that participated in the acquisition

Significant acquisitions completed in the first nine months of 2016 are as follows:
In January 2016, a subsidiary of the company acquired an initial 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for total consideration of $1.9 billion. Isagen is Colombia’s third-largest power generation company which owns and operates a 3,032 MW portfolio, consisting predominantly of six, largely reservoir-based, hydroelectric facilities.
Following the acquisition, the subsidiary of the company was required to conduct two mandatory tender offers (the “MTOs”) for the remaining publicly held shares at the same price per share paid for the 57.6% controlling interest. The first MTO closed in May 2016, in which the subsidiary acquired an additional 26% of economic interest for $929 million. The second MTO closed in September 2016 with total consideration of $605 million, and the subsidiary effectively owns 99.64% of Isagen as of September 30, 2016 after giving effect to the initial acquisition and the two MTOs. The company is accounting for the initial acquisition of the 57.6% controlling interest and MTOs as separate transactions. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $674 million and $46 million, respectively.
In March 2016, a subsidiary of the company completed the acquisition of a self-storage operation for total consideration of $471 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $82 million and $55 million, respectively.
In April 2016, a subsidiary of the company completed the acquisition of a portfolio of student housing assets for total consideration of $397 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $33 million and $3 million, respectively.
In April 2016, a subsidiary of the company completed the acquisition of hydroelectric facilities in Pennsylvania for total consideration of $859 million. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $37 million and $0.4 million, respectively.
In June 2016, a subsidiary of the company completed the acquisition of a portfolio of toll roads in Peru for total consideration of $128 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $39 million and $7 million, respectively.

Q3 2016 INTERIM REPORT 59

In July 2016, a subsidiary of the company completed the acquisition of a North American gas storage business for total consideration of $227 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $94 million and $23 million, respectively.
In July 2016, a subsidiary of the company completed the acquisition of a retail mall business for total consideration of $1.1 billion. Total revenue and net loss that would have been recorded if the transaction had occurred at the beginning of the year would have been $250 million and $44 million, respectively.
In August 2016, a subsidiary of the company completed the acquisition of an Australia port business for total consideration of $150 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $382 million and $8 million, respectively.
5.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The following table provides the carrying values and fair values of financial instruments as at September 30, 2016 and December 31, 2015:

	Sep. 30, 2016		Dec. 31, 2015
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$4,372	$4,372	$2,774	$2,774
Other financial assets
Government bonds	51	51	122	122
Corporate bonds	1,355	1,355	1,274	1,274
Fixed income securities and other	334	334	396	396
Common shares and warrants	2,098	2,098	2,985	2,985
Loans and notes receivable	1,258	1,258	1,379	1,379
	5,096	5,096	6,156	6,156
Accounts receivable and other	6,725	6,725	5,568	5,568
	$16,193	$16,193	$14,498	$14,498
Financial liabilities
Corporate borrowings	$4,674	$5,108	$3,936	$4,229
Property-specific mortgages	50,910	53,282	46,044	47,081
Subsidiary borrowings	9,663	9,874	8,303	8,376
Accounts payable and other	12,478	12,478	11,366	11,366
Subsidiary equity obligations	3,543	3,543	3,331	3,331
	$81,268	$84,285	$72,980	$74,383

60 BROOKFIELD ASSET MANAGEMENT

Fair Value Hierarchy Levels
Assets and liabilities measured at fair value on a recurring basis include $1.7 billion (2015 – $1.7 billion) of financial assets and $1.4 billion (2015 – $1.3 billion) of financial liabilities which are measured at fair value using unobservable valuation inputs or based on management’s best estimates. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Sep. 30, 2016			Dec. 31, 2015
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$51	$—	$74	$48	$—
Corporate bonds and debt instruments	182	1,168	5	9	1,263	2
Fixed income securities	40	125	169	67	152	177
Common shares and warrants	682	—	1,416	1,613	—	1,372
Loans and notes receivables	—	62	12	—	70	12
Accounts receivable and other	—	1,164	107	4	1,109	128
	$904	$2,570	$1,709	$1,767	$2,642	$1,691
Financial liabilities
Accounts payable and other	$65	$2,693	$68	$103	$2,138	$38
Subsidiary equity obligations	—	54	1,363	—	51	1,223
	$65	$2,747	$1,431	$103	$2,189	$1,261
During the three months and nine months ended September 30, 2016, there were no transfers between level 1, 2 or 3. During the nine months ended September 30, 2015, $769 million of financial assets were transferred from level 1 to level 2 due to the elimination of an active market for those financial assets. There were no transfers during the three months ended September 30, 2015.
Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Level 2 financial assets and financial liabilities include foreign currency forward contracts, interest rate swap agreements, energy derivatives and subsidiary equity obligations.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Sep. 30, 2016		Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ accounts payable)	$1,164	/
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

	(2,693)
Redeemable fund units (subsidiary equity obligations)	54		Aggregated market prices of underlying investments
Other financial assets	1,406		Valuation models based on observable market data

Q3 2016 INTERIM REPORT 61

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Sep. 30, 2016		Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$169		Discounted cash flows	• Future cash flows • Discount rate	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Warrants (common shares and warrants)	1,416		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	1,363		Discounted cash flows	• Future cash flows • Discount rate • Terminal capitalization rate • Investment horizon
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

•  Increases (decreases) in terminal capitalization rate decrease (increase) fair value

•  Increases (decreases) in the investment horizon increase (decrease) fair value

Derivative assets/Derivative liabilities (accounts receivable/payable)	$107	/	Discounted cash flows	• Future cash flows • Forward exchange rates (from observable forward exchange rates at the end of the reporting period) • Discount rate
•  Increases (decreases) in future cash flows increase (decrease) fair value

•  Increases (decreases) in the forward exchange rate increase (decrease) fair value

•  Increases (decreases) in discount rate decrease (increase) fair value

	(68)
The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at September 30, 2016:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of period	$1,855	$1,405	$1,691	$1,261
Fair value changes in net income	(154)	(4)	5	39
Fair value changes in other comprehensive income[1]	(13)	3	(14)	55
Additions, net of disposals	21	27	27	76
Balance at end of period	$1,709	$1,431	$1,709	$1,431

1. Includes foreign currency translation

62 BROOKFIELD ASSET MANAGEMENT

6.         CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)         Assets

	Other Financial Assets		Accounts Receivable and Other		Inventory
(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Current portion	$2,010	$1,194	$6,185	$4,746	$3,291	$3,198
Non-current portion	3,086	4,962	2,697	2,298	2,578	2,083
	$5,096	$6,156	$8,882	$7,044	$5,869	$5,281
b)         Liabilities

	Accounts Payable and Other		Property-Specific Mortgages		Subsidiary Borrowings
(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015	Sep. 30, 2016	Dec. 31, 2015
Current portion	$7,876	$7,560	$7,243	$9,426	$630	$1,839
Non-current portion	4,602	3,806	43,667	36,618	9,033	6,464
	$12,478	$11,366	$50,910	$46,044	$9,663	$8,303
7.    HELD FOR SALE
The following is a summary of the assets and liabilities that were classified as held for sale as at September 30, 2016:

(MILLIONS)	Property	Other	Total
Assets
Cash and cash equivalents	$—	$5	$5
Accounts receivables and other	56	137	193
Investment properties	3,125	20	3,145
Property, plant and equipment	—	302	302
Equity accounted investments	—	115	115
Assets classified as held for sale	$3,181	$579	$3,760
Liabilities
Accounts payable and other	$59	$33	$92
Property-specific mortgages	1,723	170	1,893
Liabilities associated with assets classified as held for sale	$1,782	$203	$1,985
As at September 30, 2016, a subsidiary of the company classified three office properties in New York, Washington, D.C., and London, as well a portfolio of industrial assets and a portfolio of multifamily assets in the United States as held for sale in the next 12 months. The Core Office assets to be disposed of represent total assets and liabilities of $1.9 billion and $1.0 billion, respectively. In addition, the industrial and multifamily assets classified to held for sale represent assets of $428 million.
8.    PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
Renewable power	$26,804	$19,738
Infrastructure
Utilities	3,518	3,600
Transport and energy	5,159	4,032
Sustainable resources	839	706
Property	5,182	5,316
Private equity and other	3,701	3,881
	$45,203	$37,273

Q3 2016 INTERIM REPORT 63

9.    SUBSIDIARY PUBLIC ISSUERS
Brookfield Finance Inc. (“BFI”) may offer and sell debt securities in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. On May 25, 2016, BFI issued a $500 million 4.25% note due in 2026.
The company provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at September 30, 2016, C$42 million of these senior preferred shares were held by third-party shareholders, and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$36	$5	$—	$6,265	$(21)	$6,285
Net income attributable to shareholders	1,036	—	19	1,073	(1,092)	1,036
Total assets	34,621	512	2,703	157,700	(35,699)	159,837
Total liabilities	8,457	(503)	1,123	87,054	(3,413)	92,718

AS AT DEC. 31, 2015 AND FOR THE THREE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$45	$—	$2	$5,078	$(69)	$5,056
Net income attributable to shareholders	289	—	18	297	(315)	289
Total assets	33,325	—	2,625	143,552	(39,988)	139,514
Total liabilities	8,017	—	1,095	80,236	(7,061)	82,287

FOR THE NINE MONTHS ENDED SEP. 30, 2016 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$209	$7	$2	$17,406	$(148)	$17,476
Net income attributable to shareholders	1,478	—	22	1,556	(1,578)	1,478

FOR THE NINE MONTHS ENDED SEP. 30, 2015 (MILLIONS)	The Corporation[1]	BFI	BIC	Subsidiaries of the Corporation other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$228	$—	$193	$14,176	$(222)	$14,375
Net income attributable to shareholders	1,663	—	201	1,701	(1,902)	1,663

1.
This column accounts for investments in all subsidiaries of the corporation under the equity method
2.
This column accounts for investments in all subsidiaries of the corporation other than BFI and BIC on a combined basis
3.
This column includes the necessary amounts to present the company on a consolidated basis

64 BROOKFIELD ASSET MANAGEMENT

10.     COMMON EQUITY
The company’s common equity is comprised of the following:

(MILLIONS)	Sep. 30, 2016	Dec. 31, 2015
Common shares	$4,391	$4,378
Contributed surplus	223	192
Retained earnings	11,501	11,045
Ownership changes	1,372	1,500
Accumulated other comprehensive income	4,945	4,453
Common equity	$22,432	$21,568
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.
The holders of the company’s common shares received cash dividends during the third quarter of 2016 of $0.13 per share (2015 – $0.12 per share).
On June 20, 2016, the company paid a special dividend of approximately 19 million limited partnership units of a newly created subsidiary, Brookfield Business Partners L.P. (“BBU”), to the holders of the company’s Class A Limited Voting Shares and Class B Limited Voting Shares. This was a common control transaction and as such the special dividend of $441 million reflected in equity was based on the IFRS carrying value of the 21% interest in BBU distributed to shareholders on June 20, 2016.
The number of issued and outstanding common shares and unexercised options are as follows:

	Sep. 30, 2016	Dec. 31, 2015
Class A shares[1]	959,175,279	961,205,719
Class B shares	85,120	85,120
Shares outstanding[1]	959,260,399	961,290,839
Unexercised options and other share-based plans[2]	45,289,259	41,978,628
Total diluted shares	1,004,549,658	1,003,269,467

1. Net of 27,846,452 (2015 – 26,260,617) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and escrowed stock plan
 The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30	2016	2015	2016	2015
Outstanding at beginning of period[1]	958,993,493	960,335,048	961,290,839	928,227,520
Issued (repurchased)
Issuances	—	—	—	32,901,133
Repurchases	(62,916)	(4,052,703)	(3,326,875)	(9,011,617)
Long-term share ownership plans[2]	276,666	764,428	1,094,592	4,807,553
Dividend reinvestment plan and others	53,156	60,413	201,843	182,597
Outstanding at end of period[1]	959,260,399	957,107,186	959,260,399	957,107,186

1. Net of 27,846,452 (2015 – 23,807,487) Class A shares held by the company in respect of long-term compensation agreements 2. Includes management share option plan and restricted stock plan

Q3 2016 INTERIM REPORT 65

a)    Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Net income attributable to shareholders	$1,036	$289	$1,478	$1,663
Preferred share dividends	(33)	(32)	(100)	(100)
Net income available to shareholders	$1,003	$257	$1,378	$1,563

Weighted average – common shares	959.1	958.7	959.0	946.7
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	18.8	25.0	17.4	28.0
Common shares and common share equivalents	977.9	983.7	976.4	974.7
b)    Stock-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date, or under certain conditions, the volume-weighted average price for the five business days prior to the grant date. During the nine months ended September 30, 2016, the company granted 4.4 million stock options at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Brookfield Class A shares and therefore the escrowed shares represent an interest in the underlying Brookfield Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the nine months ended September 30, 2016, the company granted 3.25 million escrowed shares at a weighted average exercise price of $30.59 per share. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5 year term, 28.0% volatility, a weighted average expected dividend yield of 1.6% annually, a risk free rate of 1.6% and a liquidity discount of 25%.
11.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEP. 30 (MILLIONS)	2016	2015	2016	2015
Investment property	$99	$410	$590	$1,521
General Growth Properties warrants	(151)	33	33	(118)
Redeemable fund units	12	18	(33)	31
Transaction related gains	—	—	—	232
Investment in Canary Wharf	—	—	—	150
Impairments and other	(19)	(72)	(232)	(244)
	$(59)	$389	$358	$1,572

66 BROOKFIELD ASSET MANAGEMENT

SHAREHOLDER INFORMATION

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
www.brookfield.com
enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
CST Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 416-682-3860 or toll free in North America: 1-800-387-0825
F: 1-888-249-6189
www.canstockta.com
enquiries@canstockta.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.
The text of our 2015 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference Shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28
30, 32, 34, 36, 37, 38, 40, 42 and 44	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors
2.    If the Record Date is not a business day, the Record Date will be the previous business day
3.    If the Payment Date is not a business day, the payment will be made on the next business day

Q3 2016 INTERIM REPORT 67

BROOKFIELD ASSET MANAGEMENT INC.

www.brookfield.com NYSE: BAM TSX: BAM.A EURONEXT: BAMA

CORPORATE OFFICES

New York – United States	Toronto – Canada	London – United Kingdom	Sydney – Australia	Rio de Janeiro – Brazil
Brookfield Place	Brookfield Place, Suite 300	99 Bishopsgate, 2nd Floor	Level 22, 135 King Street	Av Abelardo Bueno, 600
250 Vesey Street, 15th Floor	Bay Wellington Tower	London EC2M 3XD	Sydney, NSW 2001	Bl.2, 2º andar – Barra da Tijuca
New York, New York	181 Bay Street, Box 762	United Kingdom	T 61 2 9322.2000	CEP 22775-040, Rio de Janeiro – RJ
10281-1023	Toronto, Ontario M5J 2T3	T 44 (0) 20.7659.3500	F 61 2 9322.2001	T 55 (21) 3725.7800
T 212.417.7000	T 416.363.9491	F 44 (0) 20.7659.3501		F 55 (21) 3527.7799
F 212.417.7196	F 416.365.9642

REGIONAL OFFICES

Bogota – Colombia	Hong Kong – China	Madrid – Spain	São Paulo – Brazil	Tokyo – Japan
Calgary – Canada	Houston – United States	Mexico City – Mexico	Seoul – South Korea	Vancouver – Canada
Chicago – United States	Lima – Peru	Mumbai – India	Shanghai – China
Dubai – UAE	Los Angeles – United States	New Delhi – India	Singapore City – Singapore